Exhibit 99.1

EXECUTION VERSION

Dated 15 December 2006

(1)                                YAMANA GOLD INC., as the Borrower

(2)                                VARIOUS BANKS AND OTHER FINANCIAL INSTITUTIONS, as the Lenders

(3)                                BAYERISCHE HYPO- UND VEREINSBANK AG and ABN AMRO BANK N.V., CANADA BRANCH, as the Mandated Lead Arrangers

(4)                                BAYERISCHE HYPO- UND VEREINSBANK AG, as the Documentation Agent for the Lenders

(5)                                ABN AMRO BANK N.V., CANADA BRANCH, as the Facility Agent for the Lenders

(6)                                THE BANK OF NOVA SCOTIA, NATIXIS and WESTLB AG, TORONTO BRANCH, as the Syndication Agents for the Lenders

and

(7)                                  THE BANK OF NOVA SCOTIA, as the Security Agent

U.S.$200,000,000

REVOLVING CREDIT FACILITY AGREEMENT

LONDON

Clause			Page

	13.5	Survival	79
	13.6	Severability	79
	13.7	Headings	79
	13.8	Counterparts, Effectiveness, etc	79
	13.9	Governing Law	79
	13.10	Assignments and Transfers by the Obligors	80
	13.11	Assignments and Transfers by the Lenders	80
	13.12	Other Transactions	82
	13.13	Confidentiality	82
	13.14	Forum Selection and Consent to Jurisdiction	83
	13.15	Entire Agreement	84
	13.16	Waiver of Immunity	84
SCHEDULES

A.	Material Projects

EXHIBITS

A.	Borrowing Request

B.	Compliance Certificate

C.	Transfer Certificate

D.	Chapada Completion Certificate

THIS REVOLVING CREDIT FACILITY AGREEMENT, dated 15 December 2006 (as amended, modified or supplemented in accordance with the terms hereof, this “Agreement”), between:

(1)                                  YAMANA GOLD INC. (the “Borrower”);

(2)                                  the banking and/or financial institutions referred to on the signature pages hereof as the lenders (collectively, the “Lenders”);

(3)                                  BAYERISCHE HYPO- UND VEREINSBANK AG and ABN AMRO BANK N.V., CANADA BRANCH, in their capacity as the arrangers of the financing contemplated by this Agreement (collectively, in such capacity, the “MLAs”);

(4)                                  BAYERISCHE HYPO- UND VEREINSBANK AG, in its capacity as the documentation agent for the Lenders (in such capacity, the “Documentation Agent”);

(5)                                  ABN AMRO BANK N.V., CANADA BRANCH, in its capacity as the facility agent for the Lenders (in such capacity, the “Facility Agent”); and

(6)                                  THE BANK OF NOVA SCOTIA, in its capacity as the security agent (in such capacity, the “Security Agent”).

IT IS AGREED as follows:

1.                                       DEFINITIONS AND INTERPRETATION

1.1                                 Defined Terms

The following terms when used in this Agreement shall have the following meanings:

“Additional Guarantor” means any entity which becomes a Subsidiary of any company which is a Guarantor.

“Affiliate” means, with respect to any Person, a Subsidiary or a Holding Company, or a Subsidiary of a Holding Company, of such Person.

“Agents” means, collectively, the Documentation Agent, the Security Agent and the Facility Agent.

“Agreed Environmental Requirements” means:

(a)                                  any laws, rules or regulations of whatsoever nature (whether federal, provincial or otherwise) relating to environmental, health and safety or similar issues from time to time in effect and having application to any Yamana Group Company;

(b)                                 the World Bank Group (including IFC and MIGA) Environmental Health and Safety Policies and Guidelines as from time to time in effect; and

(c)                                  the “Principles and Standards of Practice” contained in the International Cyanide Management Code.

“Agreed Form” means in respect of any Instrument:

(a)                                  in a form executed by the relevant parties and dated the date hereof; or

(b)                                 if not executed and dated the date hereof, substantially in the form initialled on the date hereof by the Documentation Agent (or Mayer, Brown, Rowe & Maw LLP on its behalf) and an Authorised Representative of the Borrower; or

(c)                                  in such form as the Documentation Agent and each Obligor party thereto (or, if no Obligor is party thereto, the Borrower) agree is the Agreed Form of such Instrument for the purposes of this Agreement, and the Agreed Form of any Instrument described in clause (c) shall have precedence over and replace the Agreed Form of such Instrument described in clauses (a) or (if specified in the form referred to in clause (c)) (b).

“Agreement” is defined in the preamble.

“Applicable Law” means, with respect to any Person or matter, any supranational, national, regional, tribal or local statute, law, rule, treaty, convention, regulation, order, decree, directive, consent decree, determination or other requirement (whether or not having the force of law but being one which a responsible organisation would regard as binding on it) relating to such Person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof and, in each such case, as the same may be amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time.

“Applicable Margin” means:

(a)                                  until the date of receipt by the Facility Agent of the first Compliance Certificate scheduled to be delivered after the publication of the audited annual financial statements of the Borrower and its subsidiaries for the Fiscal Year ending 31 December 2006, (i) in the case of Tranche A Loans, one and one quarter per cent (1.25%) per annum, (ii) in the case of Tranche B Loans, 1.54% per annum and (iii) in the case of Tranche C Loans, 1.56% per annum; and

(b)                                 at any time thereafter, the rate per annum set out in the column headed “Applicable Margin” in the table below for the relevant type of Loans which corresponds to the level of the Consolidated Debt: Consolidated EBITDA Ratio of the Borrower set out in the column headed “Consolidated Debt: Consolidated EBITDA Ratio” in the table below as calculated on the basis of the Borrower’s most recent unaudited quarterly financial statements delivered to the Facility Agent pursuant to Clause 7.1(b) (Financial Information, etc.):

Consolidated Debt: Consolidated EBITDA Ratio	Applicable Margin (Tranche A Loans)	Applicable Margin (Tranche B Loans)	Applicable Margin (Tranche C Loans)

Less than 50%	1.10% per annum	1.37% per annum	1.40% per annum

Greater than or equal to 50% but less than 150%	1.25% per annum	1.54% per annum	1.56% per annum

Greater than or equal to 150% but less than 200%	1.35% per annum	1.65% per annum	1.68% per annum

Greater than or equal to 200%	1.50% per annum	1.82% per annum	1.84% per annum;

provided, however, that any change to the Applicable Margin arising as the result of the calculation of the Consolidated Debt : Consolidated EBITDA Ratio on the basis of any unaudited quarterly financial statements as aforesaid shall only take effect in respect of Interest Periods commencing after the delivery of such unaudited quarterly financial statements to the Facility Agent and, in the case of any reduction in the Applicable Margin, such reduction shall only take effect if the Borrower has provided a Compliance Certificate to the Facility Agent at least five (5) Business Days prior to the start of such Interest Period.

“Approval” means an approval, authorisation, license, permit, consent, filing or registration granted by, or made with, any Governmental Agency or any other Person having legal or regulatory jurisdiction.

“Approved Hedging Policy” means the hedging policy of the Yamana Group Companies, dated 6 November 2006, in the form provided to the Facility Agent in connection with the execution of this Agreement as the same may from time to time be (i) amended by the board of directors of the Borrower with the consent of the Required Lenders, such consent not to be unreasonably withheld or delayed or (ii) deviated from the current form of hedging policy by the board of directors of the Borrower with the consent of the audit committee of the Borrower and the Required Lenders, such consent not to be unreasonably withheld or delayed.

“Authorised Representative” means, relative to any Obligor, those of its officers whose signatures and incumbency shall have been certified to the Documentation Agent pursuant to Clause 5.1(a) (Resolutions etc).

“Borrower” is defined in the preamble.

“Borrowing Date” means a Business Day on which Loans are to be made pursuant to Clause 2.2 (Procedure for Making Loans).

“Borrowing Request” means a loan request and certificate duly executed by an Authorised Representative of the Borrower, substantially in the form attached hereto as Exhibit A (Borrowing Request).

“Business Day” means:

(a)                                  any day which is not a Saturday, Sunday, legal holiday or any other day on which banks are authorised or required to be closed in London, England, Toronto, Canada, Montreal, Canada or New York City, U.S.A; and

(b)                                 relative to the calculation of LIBOR, any day on which dealings in Dollars are carried on in the London interbank market.

“C-1 Santa Luz Property” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the C-1 Santa Luz gold ore body located in Bahia State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Exploration Permit number 870.189/88 and the Applied Mining Concession number 870.394/83; and

(b)                                 all associated surface facilities and properties, including all plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power supply and/or water systems and other ancillary and infrastructure facilities).

“Canadian Obligor” means any Obligor incorporated under the laws of Canada or any province or territory thereof.

“Capital Expenditures” means, for any period and with respect to any Person, the sum of:

(a)                                  the aggregate amount of all expenditures of such Person for fixed or capital assets (including expenditures incurred in connection with deferred development costs) made during such period which would be classified as capital expenditures (but excluding (i) expenditures made in connection with the replacement or restoration of assets (A) to the extent financed from insurance proceeds paid on account of the loss of or damage to the assets being replaced or restored, or (B) to the extent funded with awards of compensation arising from expropriation, taking by eminent domain or condemnation of assets being replaced, (ii) the purchase price of equipment to the extent purchased with the trade - in of existing equipment, and (iii) capital expenditures made within ninety (90) days of the sale of any assets to the extent made with the proceeds of such sale);

plus

(b)                                 the aggregate amount of all leases which such Person has entered into as a lessee and which would be classified as Financial Indebtedness (other than amounts that constitute any part of rental expenses).

“Change in Control of the Borrower” means the acquisition by any Person, or by any group of Persons acting in concert, of Control of the Borrower.

“Change in Control of the Material Projects” means the failure of the Borrower to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than Liens granted pursuant to any Security Agreement or Permitted Liens arising by operation of law), all of the share capital (however designated) of each Guarantor (for purposes of this definition only the Borrower shall be deemed to so own all of the issued and outstanding shares in Santa Elina Desenvolvimento Mineral S.A. registered in the name of FTFPAR Participacoes Ltda.).

“Chapada Completion Date” means the first Business Day immediately following the date on which the Facility Agent shall be in receipt of  the Chapada Completion Certificate and the Facility Agent (acting in consultation with the Independent Engineer) shall have confirmed that the certifications made therein are satisfactory to it by reviewing the production log data (which shall be provided with the Chapada Completion Certificate).

“Chapada Completion Certificate” means a certificate of an Authorised Representative of the Borrower, in the form attached hereto as Exhibit D (Chapada Completion Certificate).

“Chapada Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Chapada copper-gold ore body located in Goias State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and copper deposits referred to in Mining Concession 808923/74 (the “Existing Chapada Concession”);

(b)                                 all Mining Concessions and Exploration Permits within 20 kilometers of the borders of the Existing Chapada Concession (such area together with the area covered by the Existing Chapada Concession, collectively, the “Chapada Project Area”); and

(c)                                  all associated surface facilities and properties located within the Chapada Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“Chargors” means, collectively, each Yamana Group Company which has granted a  Lien in favour of the Finance Parties pursuant to a Security Agreement.

“Commitment” means, relative to any Lender, such Lender’s obligation to make and to maintain its Loans, in each case pursuant to the terms and subject to the conditions of this Agreement.

“Commitment Amount” means in connection with any Lender which is a Party on the Effective Date, to the extent not cancelled, reduced or terminated in accordance with this Agreement (including any reduction pursuant to Clause 2.4 (Cancellation)) the aggregate of the amounts specified next to such Lender’s signature on the signature pages of this Agreement as its Tranche A Commitment Amount, Tranche B Commitment Amount and/or Tranche C Commitment Amount, as the case may be, in each case as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents.

“Commitment Termination Date” means 15 December, 2011, or if earlier, the date of the termination of each Commitment pursuant to Clause 10.2 (Action if Bankruptcy) or 10.3 (Action if Other Event of Default).

“Compliance Certificate” means a certificate duly executed by an Authorised Representative of the Borrower, substantially in the form attached hereto as Exhibit B (Compliance Certificate).

“Consolidated Debt” means, on any date, the sum of:

(a)                                  the Principal Amount of Loans outstanding on such date;

(b)                                 the Principal Amount of other Financial Indebtedness of the Yamana Group Companies outstanding on such date whether or not evidenced by bonds, notes or similar Instruments (but excluding the amount of the Risk Management Obligations of the Yamana Group Companies which are not due as at such date); and

(c)                                  the amount of any deferred and unpaid purchase price outstanding at such date in connection with any acquisition made by any Yamana Group Company.

For greater certainty Consolidated Debt shall not include trade payables.

“Consolidated Debt: Consolidated EBITDA Ratio” means, for any period, the ratio, expressed as a percentage, of (a) Consolidated Debt on the last day of such period, to (b) Consolidated EBITDA for such period.

“Consolidated Debt: Consolidated Tangible Net Worth Ratio” means, on any date, the ratio (expressed as a percentage,) of (a) Consolidated Debt on such date, to (b) Consolidated Tangible Net Worth on such date.

“Consolidated EBITDA” means, for any period, Consolidated Net Earnings as reported in the Borrower’s consolidated income statement for such period and:

(a)                                  before any deduction for or on account of corporation tax or other taxes on income or gains;

(b)           before any deduction for Consolidated Interest Expense;

(c)           after deducting (to the extent included) Consolidated Interest Income;

(d)           after excluding extraordinary or exceptional gains and unrealised gains;

(e)                                  after deducting (to the extent otherwise included) any gain over book value arising in favour of a Yamana Group Company on the disposal of any business or asset (not being any disposals made in the ordinary course of trading) during such period and any gain arising on any revaluation of any business or asset during such period;

(f)                                    after adding back (to the extent otherwise deducted) any loss against book value incurred by a Yamana Group Company on the disposal of any business or asset (not being any disposals made in the ordinary course of trading) during such period;

(g)                                 after adding back depreciation of fixed assets and amortisation of goodwill or intangible assets during such period, to the extent deducted;

(h)                                 after adding back (to the extent otherwise deducted) the amount of Capital Expenditures and other expenditures in respect of exploration activities;

(i)                                     after adding back other non-cash expenses deducted in calculating Consolidated Net Earnings, including non-cash stock expenses relating to stock based compensation, and unrealised losses incurred in connection with Risk Management Agreements;

(j)                                     after excluding any gains or losses (to the extent otherwise included) from operations held for sale; and

(k)                                  after excluding any foreign exchange gains or losses (to the extent otherwise included).

“Consolidated Interest Expense” means, for any period, the amount in Dollars which will be necessary in order to pay in full all interest, premium and similar amounts (howsoever characterised and including (a) the interest element of finance leases, (b) discount and acceptance fees payable (or deducted), (c) fees payable in connection with the issue or maintenance of any bond or letter of credit, guarantee or other insurance against Financial Indebtedness and issued by a third party on behalf of any Yamana Group Company, (d) repayment and prepayment premiums payable or incurred in repaying or prepaying any Financial Indebtedness, and (e) commitment, utilisation and non-utilisation fees payable or incurred in respect of Financial Indebtedness) accruing in respect of, this Agreement and all other Financial Indebtedness of the Yamana Group Companies which have become due and payable during that period.

“Consolidated Interest Income” means, for any period, the amount of interest (which for this purpose shall include all payments of the type described in the definition of Consolidated Interest Expense) accrued due to any Yamana Group Company (in each case other than such interest accruing due from any other Yamana Group Company) during such period whether or not paid.

“Consolidated Net Earnings” means, for any period, the consolidated net earnings of the Yamana Group Companies as stated in its consolidated financial statements for such period but excluding, for the avoidance of doubt, all amounts with respect to the operations of any Person for any period prior to the time it shall have become a Yamana Group Company.

“Consolidated Tangible Net Worth” means, on any date:

(a)           Consolidated Total Tangible Assets on such date;

minus

(b)           Consolidated Total Liabilities on such date.

“Consolidated Total Liabilities” means, on any date, the aggregate amount of all liabilities (including trade creditors, accruals, and provisions and payment received in advance) of each member of the Yamana Group Companies on such date but excluding amounts due in respect of dividends.

“Consolidated Total Tangible Assets” means, on any date, the aggregate amount of all assets of the Yamana Group Companies as shown in the most recent consolidated financial statements of the Yamana Group Companies, but adjusted if necessary (without any double counting) so as to exclude any intangible assets (including (a) capitalised goodwill, (b) future income tax benefits and (c) the Intangible Portion of Mineral Properties).

“Contingent Liability” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss in respect of) the Indebtedness, obligation or any other liability of any other Person (other than by endorsements of Instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person.  The amount of any Person’s obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

“Continuation Notice” means a notice of continuation and certificate duly executed by an Authorised Representative of the Borrower, substantially in the Agreed Form.

“Contractual Obligation” means, relative to any Person, any provision of any security issued by such Person or any Instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the power of one Person to, directly or indirectly:

(a)                                  vote more than fifty percent (50%) of the issued share capital of a second Person or the voting power in such second Person;

(b)                                 direct, or cause the direction of, the management, business or policies of such second Person, whether through the ability to exercise voting power, by contract or otherwise; or

(c)                                  elect, or appoint, a majority of that Person’s Board of Directors.

“Corrupt Practices” means the offering, promising or giving of any pecuniary or other advantage, whether directly or through intermediaries, to a foreign public official, for that official or for a third party, in order that the official act or refrain from acting in relation to the performance of official duties, in order to obtain or retain business or other improper advantage in the conduct of international business.

“Default” means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

“Disruption Event” means either or both of:

(a)                                  a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with this Agreement (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the parties; or

(b)                                 the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)            from performing its payment obligations under the Finance Documents; or

(ii)           from communicating with other Parties in accordance with the terms of the Finance Documents,

(and which (in either such case)) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Documentation Agent” is defined in the preamble.

“Dollar” and the sign “U.S.$” mean lawful money of the United States of America.

“Dollar Lending Office” means:

(a)                                with respect to each Lender, the office of such Lender designated as such below its signature hereto or such other office of such Lender as may be agreed to by the Borrower (such agreement not to be unreasonably withheld or delayed) and designated from time to time by notice from such Lender to the Facility Agent; and

(b)                               with respect to the Facility Agent, the office of the Facility Agent designated as such below its signature hereto or such other office of the Facility Agent as may be agreed to by the Borrower (such agreement not to be unreasonably withheld or delayed) and designated by the Facility Agent from time to time by notice to the Borrower and each Lender.

“Effective Date” is defined in Clause 13.8 (Counterparts, Effectiveness, etc).

“Environmental Law” means any Applicable Law relating to or imposing liability or standards of conduct concerning the environment including laws relating to reclamation of land and waterways and laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes or to health and safety matters.

“Event of Default” is defined in Clause 10.1 (Events of Default).

“Excluded Properties” means the C-1 Santa Luz Property and all other present and after-acquired property of the Obligors not forming part of the Material Projects.

“Excluded Subsidiaries” means any Subsidiary of the Borrower whose assets have an aggregate fair market value of less than U.S.$100,000 and are not material to any business or operations of the Obligors.

“Existing Risk Management Agreements” means:

(a)                                  the ISDA Master Agreement dated 6 January 2006 between Standard Bank plc and the Borrower;

(b)                                 the trading confirmation dated 12 October 2006 from Minerales de Occidente S.A. to Metalor USA Refining Corporation relating to the sale of gold to Auramet Trading LLC (“Auramet”);

(c)                                  the agreement dated 6 January 2006 between Auramet and the Borrower;

(d)                                 the Master Netting Agreement dated 6 January 2006 between Auramet and the Borrower;

(e)                                  the trading confirmation dated 4 October 2005 from Auramet to the Borrower;

(f)                                    the swap transaction confirmations dated 24 May 2006 from ABN AMRO Futures Limited to the Borrower;

(g)                                 the ISDA Master Agreement dated 24 May 2006 between Bayerische Hypo- und Vereinsbank AG and the Borrower, (together with a schedule dated 24 May 2006 between those parties); and

(h)                                 the trading confirmation dated 11 October 2005 from Standard Bank plc to the Borrower.

“Facility Agent” is defined in the preamble.

“Final Maturity Date” means five (5) years from the Effective Date.

“Finance Document” means any of this Agreement, the Security Agreements, the Guarantees, the Subordination Agreement, the Letter of Undertaking, the Intercompany Loan Letter and each other Instrument executed by any Obligor or evidencing any obligation (monetary or otherwise) to any Finance Party in connection with and pursuant to this Agreement and the transactions contemplated hereby and delivered to any Finance Party.  For greater certainty, the Finance Documents shall not include any Existing Risk Management Agreement or any other Risk Management Agreement at any time entered into between any Yamana Group Company and any Lender or any other Person.

“Finance Parties” means, collectively, the Agents, the MLAs and the Lenders.

“Financial Indebtedness” shall be construed as a reference to any Indebtedness for or in respect of moneys borrowed or raised by whatever means (including by means of acceptances under any acceptance credit facility, the issue of loan stock, any liability in respect of a finance or capital lease and any obligations evidenced by bonds, notes, debentures or similar Instruments) or for the deferred purchase price of assets or services (excluding trade payables incurred in the ordinary course of business and payable in accordance with customary practices) or any other transaction having the commercial effect of a borrowing.

“Fiscal Quarter” means any Quarter of a Fiscal Year.

“Fiscal Year” means any period of twelve (12) consecutive calendar months ending on 31 December.

“GAAP” is defined in Clause 1.6 (Accounting and Financial Determinations).

“Governmental Agency” means any supranational, national, federal, provincial, territorial, municipal, state, regional, tribal or local government or governmental department or other entity charged with the administration, interpretation or enforcement of any Applicable Law.

“Guarantees” means, collectively, (a) the sixteen (16) Deeds of Guarantee and Indemnity each issued by a Guarantor in favour of the Security Agent, each substantially in the Agreed Form and each delivered in connection with the making of the initial Loans, and (b) any additional guarantee issued by an Additional Guarantor in favour of the Security Agent pursuant to Clause 9.6 (Future Security and Guarantees).

“Guarantors” means, collectively:

(a)                                  Minera Yamana Inc., a company organised and existing under the laws of Ontario;

(b)                                 Yamana Resources Ltd., a company organised and existing under the laws of the British Virgin Islands;

(c)                                 Yamana Resources Brazil (BVI) Ltd., a company organised and existing under the laws of the British Virgin Islands;

(d)                                 Yamana Desenvolvimento Mineral S.A., a company organised and existing under the laws of Brazil;

(e)                                  Santa Elina Desenvolvimento Mineral S.A., a company organised and existing under the laws of Brazil;

(f)                                    JQPAR Pasticipações Ltda., a company organised and existing under the laws of Brazil;

(g)                                 Mineração Maracá Industria e Comércio S.A., a company organised and existing under the laws of Brazil;

(h)                                 CRSPAR Participações Ltda, a company organised and existing under the laws of Brazil;

(i)                                     Mineração Fazenda Brasileiro S.A., a company organised and existing under the laws of Brazil;

(j)                                     Mineração Bacilândia S.A., a company organised and existing under the laws of Brazil;

(k)                                  PTAPAR Participações Ltda, a company organised and existing under the laws of Brazil;

(l)                                     FTFPAR Participações Ltda, a company organised and existing under the laws of Brazil;

(m)                               Minerales de Occidente S.A., a company organised and existing under the laws of Honduras;

(n)                                 Yamana Gold (Barbados) Inc., a company organised and existing under the laws of Barbados;

(o)                                 RNC (Honduras) Limited, a company organised and existing under the laws of Belize;

(p)                                 San Andrés (Belize) Limited, a company organised and existing under the laws of Belize; and

(q)                                 any Additional Guarantor,

in each case provided and so long as such Guarantor has not been released pursuant to Clause 11.21 (Release of Guarantee).

“Hazardous Material” means any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law.

“Holding Company” of any company or corporation means any company or corporation of which the first-mentioned company or corporation is a Subsidiary.

“Indebtedness” means any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

“Impermissible Qualification” means, relative to the opinion or report of any auditor as to any financial statement of any Obligor, any qualification or exception to such opinion or report:

(a)                                 which suggests that such Obligor is not or may not be a  “going concern” or which is of a similar nature to the same;

(b)                                which suggests that there has been any limitation in the scope of examination of material matters relevant to such financial statement; or

(c)                                 which questions the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a breach of the terms of Clause 8.1 (Financial Condition).

“Indemnified Liabilities” is defined in Clause 13.4 (Indemnification).

“Indemnified Parties” is defined in Clause 13.4 (Indemnification).

“Independent Engineer” means the firm of Pincock, Allen & Holt.

“Instrument” means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed or undertaken, or any Lien (or right or interest therein) is granted or perfected or purported to be granted or perfected.

“Insurance Summary” means the description of property and casualty insurance maintained by the Yamana Group Companies on the Effective Date (including details of all insurers, expiration dates, amounts and types of coverage, exclusions, self-insured retention and self-insurance, fronting arrangements or other risk assumption arrangements) in the form delivered to the Facility Agent in connection with the execution of this Agreement.

“Intangible Portion of Mineral Properties” means the aggregate amount of the purchase price of any acquisition of mineral properties that is attributable to the fair value allocated to exploration interests and the in-situ value of metal reserves and resources not included in the mine plan of the relevant mineral property. Such valuation, which will be available for review by the Facility Agent, will be based on management’s best estimates using reasonable assumptions of technical, engineering, legal, operating, and economic factors and will take into account all available information at the time of preparation of any consolidated financial statements of the Borrower. If so requested by the Facility Agent, the Borrower will provide any additional available information underlying the valuation. Final valuation of the purchase price allocation may be based on an independent third-party valuation initiated on the part of the Borrower. For the avoidance of doubt, the fair value allocated to stand-alone, early-stage exploration interests for which a discounted cash flow valuation is not available will be considered to be part of Consolidated Total Tangible Assets.

“Intercompany Loan Letter” means a letter outlining the existing Financial Indebtedness owing by each Obligor to another Yamana Group Company as of the date of this Agreement and duly executed by an Authorised Representative of the Borrower in the Agreed Form.

“Intercompany Loan Security Agreement” means, collectively, (a) the security agreement between, among others, each of Yamana Desenvolvimento Mineral S.A., PTPAR Participações Ltda., Yamana Resources Brazil (BVI) Ltd., the Borrower and the Security Agent substantially in the Agreed Form and (b) any other Instrument entered into pursuant to Clause 9.6(b) (Future Security and Guarantees) granting security over the rights of any Yamana Group Company under any intercompany loan with a Material Project Company, as borrower.

“Interest Period” means, relative to any Loan:

(a)                                  initially, the period from the date such Loan is made to the day which numerically corresponds to the date one (1), three (3) or six (6) months thereafter (or such other date as agreed between all the Lenders and the Borrower) as the Borrower may irrevocably select in the Borrowing Request delivered pursuant to Clause 2.2 (Procedure for Making Loans) with respect to such Loan; and

(b)                                 thereafter, each period from the last day of the immediately preceding Interest Period applicable to such Loan to the day which numerically corresponds to such date one (1), three (3) or six (6) months thereafter (or such other date as may be agreed between all the Lenders and the Borrower) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Clause 2.3 (Continuation Elections);

provided, however, that:

(c)                                  absent the timely selection of an Interest Period for a then current Loan, the Borrower shall be deemed to have selected that the Loan be continued as a Loan of the same type for an Interest Period of one (1) month or such other duration as shall be required in order to comply with the other provisions of this Agreement;

(d)                                 if such Interest Period for any Loan would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(e)                                  the final Interest Period for any Loan shall end not later than the Final Maturity Date; and

(f)                                    the Facility Agent shall be able to select Interest Periods satisfactory to it pursuant to Clause 3.4 (Post-Maturity Rate).

“International Cyanide Management Code” means the Principles and Standards of Practice provisions of the International Cyanide Management Code, dated July, 2005, published by the International Cyanide Management Institute or such equivalent standard which is in effect from time to time.

“Investment” means, relative to any Person:

(a)                                  any loan or advance made by such Person to any other Person (excluding commission, travel, housing, incentive and similar advances to officers and employees made in the ordinary course of business);

(b)                                 any guarantee made or issued by such Person; and

(c)                                  any ownership or similar interest held by such Person in any other Person.

“Lenders” is defined in the preamble.  Each reference to a Lender shall be a reference to such Lender in its capacity as a Tranche A Lender, a Tranche B Lender and/or a Tranche C Lender, as the context may require.

“Letter of Undertaking” means a letter in connection with the environmental matters of the Yamana Group Companies duly executed by an Authorised Representative of the Borrower in the Agreed Form.

“Lien” means any mortgage, charge, pledge, hypothecation, assignment by way of security, deposit arrangement, encumbrance, lien (statutory or otherwise), title retention, finance lease or other security interest on or over present or future assets of the Person concerned securing any obligation of any Person or any other type of preferential or trust arrangement having a similar effect, including any such security interest which arises or is imposed by operation of law.

“Loans” means, collectively, the Tranche A Loans, Tranche B Loans and the Tranche C Loans.

“LIBOR” means, relative to any Interest Period for any Loan, the offered rate of interest per annum appearing on the LIBOR page of the Reuters monitor for Dollars or such other page as appropriate (as determined by the Facility Agent) at or about 11:00am (London time), calculated at the date which is two (2) Business Days prior to the first day of such Interest Period; provided, however, that in the event that no such display rate is available for Dollars at such time, the Facility Agent will request the principal London office of each Lender to provide the Facility Agent with its quotation for offers of Dollar deposits to leading banks in the London interbank market for such period and in an amount comparable to the aggregate Principal Amount of such Lender’s Loans, and “LIBOR” shall equal the average (rounded upwards to the nearest four decimal places) of such quoted rates.

“Mandate Letter” means the mandate letter, dated 9 August 2006, between the Borrowers and the Mandated Lead Arrangers.

“Material Projects” means the mining projects described in Schedule A attached hereto (Material Projects).

“Material Project Company” means, each of:

(a)           Santa Elina Desenvolvimento Mineral S.A.

(b)           Mineração Maracá Indústria e Comércio S.A.;

(c)           Mineração Fazendo Brasileira S.A.;

(d)           Mineração Bacilândia S.A.; and

(e)           Minerales de Occidente S.A..

“Materially Adverse Effect” means the effect of any event or circumstance (including (i) any reduction in the gold or copper price (ii) any change in the ability of any Obligor to freely and without the need for any Approval, export and sell gold and copper in the international market and (iii) any change in the ability of any Obligor to convert local currency in Brazil into Dollars and to freely, and without any Approval, export such Dollars and maintain such Dollars in bank accounts outside Brazil) which, in the reasonable opinion of the Required Lenders:

(a)                                  is or would reasonably be expected to be materially adverse to the ability of the Obligors, taken as a whole, to pay the Obligations in respect of the Loans as and when due;

(b)                                 is or would reasonably be expected to be materially adverse to the ability of the Obligors to operate their businesses, taken as a whole;

(c)           is or would reasonably be expected to be materially prejudicial to:

(i)            the interests of the Lenders under the Finance Documents;

(ii)                                  the business, properties, operations, condition (financial or otherwise), performance or prospects of the Obligors, taken as a whole; or

(d)                                 is or would reasonably be expected to have a materially adverse effect on the validity or enforceability of, or the effectiveness or ranking of any Liens granted or purporting to be granted pursuant to any of the Finance Documents.

“Maturity” means, relative to any Loan, any date on which such Loan is stated to be due and payable, in whole or in part, whether by required repayment, prepayment, declaration or otherwise.

“MLAs” is defined in the preamble.

“Obligations” means, with respect to each Obligor, all obligations of such Obligor with respect to the repayment or performance of all obligations (monetary or otherwise) of such Obligor arising under or in connection with this Agreement and each other Finance Document and where the term “Obligations” is used without reference to a particular Obligor, such term means the Obligations of all Obligors.

“Obligors” means, collectively, the Borrower, the Guarantors and the Chargors.

“Organic Document” means, with respect to each Obligor:

(a)                                  its certificate or articles of incorporation and any articles of amendment (and certificate of incorporation or articles of amendment on change of name);

(b)                                 its memorandum and articles of association and by-laws; and

(c)                                  all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorised shares of capital stock or other equity interests.

“Party” means a party to this Agreement.

“Percentage” means, relative to any Lender and at any time:

(a)           if any Loans are outstanding, the ratio (expressed as a percentage) of:

(i)            the Principal Amount of such Lender’s Loans at such time;

to

(ii)           the Principal Amount of all the Lenders’ Loans at such time or;

(b)           if no Loans are outstanding, the ratio (expressed as a percentage) of:

(i)            such Lender’s Commitment Amount at such time;

to

(ii)           the Total Commitment Amount.

“Permitted Acquisitions” means any acquisitions permitted under Clause 9.16 (Acquisitions).

“Permitted Guarantee” means (a) any guarantee made by the Borrower or any Yamana Group Company which is not a Guarantor (i) whereby the liability expressed to be guaranteed would be included in the Consolidated Debt: Consolidated EBITDA Ratio of the Borrower (as applicable); (ii) in the form of an indemnity made in connection with, and continuing after the repayment in full of, any Financial Indebtedness (provided that such indemnity is not in connection with the repayment of any Financial Indebtedness); (iii) in respect of any obligations of a Yamana Group Company arising under any Environmental Law, Agreed Environmental Requirements, any Permitted Risk Management Agreement or any metal or concentrate sales agreements with customers (in connection with metal or concentrate produced by a Yamana Group Company); or (iv) in the form of an indemnity in favour of a director or officer of any Yamana Group Company, any former director or officer of any Yamana Group Company or any individual who acts or acted at the request of any Yamana Group Company as a director or officer of any corporation of which any Yamana Group Company is or was a shareholder or creditor against all costs, charges and expenses (including amounts paid in settlement) incurred in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been an officer or director of such corporation; or (b) any guarantee made by a Guarantor in respect of the obligations of another Guarantor or (c) any guarantee made by a Guarantor in respect of the obligations of the Borrower arising under any Permitted Risk Management Agreement.

“Permitted Liens” means the Liens permitted under Clause 9.15 (Liens).

“Permitted Reorganisation” means any amalgamation, merger, voluntary winding up or other reorganisation between the Obligors provided that (a) the surviving or continuing entities (which shall become Obligors hereunder) are bound by the Obligations of the Obligors participating in the reorganisation; (b) the business, properties, operations, condition (financial or otherwise), performance or prospects of the continuing Obligors is at least equivalent to that of the Obligors involved in the reorganisation; (c) the Borrower has obtained the prior written consent of the Required Lenders to such reorganisation (such consent not to be unreasonably withheld) upon giving the Facility Agent not less than twenty (20) Business Days’ prior written notice of the reorganization; and (d) the Borrower causes each of the surviving or continuing Obligors to promptly execute and deliver such documentation as the Facility Agent shall reasonably request in connection with the reorganisation and the continuing Obligations of the Obligors in connection therewith (including documentation relating to the reorganisation, evidence of corporate and other Approvals and opinions of legal advisers) all of such documentation to be in a form and substance satisfactory to the Facility Agent, acting reasonably.  Any consent of the Required Lenders referred to in clause (c) of this definition shall include (i) the termination and release of the Guarantee of any Guarantor (in this definition, the “Released Guarantor”) involved in the Permitted Reorganisation which upon the completion thereof will no longer own any interest (directly through the ownership of assets or indirectly through the ownership of shares) in any Material Projects; and (ii) the termination and release of the Security Agreements entered into by, or granting a Lien on the issued and outstanding shares of, the Released Guarantor.  No Permitted Reorganisation shall take place at a time when an Event of Default has occurred and is continuing.

“Permitted Risk Management Agreement” means (a) an Existing Risk Management Agreement or (b) a Risk Management Agreement entered into by a Yamana Group Company with a Finance Party, Standard Bank PLC, Mitsui & Co. Precious Metals Inc. or a Person other than a Finance Party which is rated BBB- or better by S&P (or the equivalent or better rating by Moody’s or other comparable rating agency) and that is, in the case of each of clauses (a) and (b) (x) in compliance with the Approved Hedging Policy and (y), in the case of Risk Management Agreements entered into by the Obligors, the Risk Management Agreement does not contemplate the delivery of margin, security or collateral at any time by any Obligor to a counterparty and does not contain any provision giving such a counterparty the right to convert, or require the conversion of, any Risk Management Agreement into a Risk Management Agreement which contemplates the delivery of margin payments.

“Person” means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Principal Amount” means, with respect to any Loan outstanding (or to be outstanding) at any date, the aggregate principal amount (calculated in Dollars) of such Loan at such date.

“Proceeds” shall have the same meaning as in the Personal Property Security Act (Ontario).

“Qualified Lender” means

(a)                                  a Lender who is either (i) resident in Canada for the purposes of the Income Tax Act (Canada) or (ii) an “authorized foreign bank”, as defined in section 2 of the Bank Act (Canada) and Section 248 of the Income Tax Act (Canada), which holds all loans to the Borrower hereunder as part of its “Canadian banking business”, for purposes of the Income Tax Act (Canada), with the result that such Lender is deemed to be resident in Canada for the purposes of Part XIII of the Income Tax Act (Canada), in respect of any amount paid or credited or to be paid or credited to that Lender hereunder; or

(b)                                 any Lender who becomes a Lender following the earlier of (i) the termination of the Commitments pursuant hereto and (ii) the occurrence of an Event of Default which is continuing (provided that the Facility Agent shall have given the Borrower not less than ten (10) Business Days prior written notice following the occurrence of such Event of Default that an existing Lender intends to assign its rights, benefits and obligations under the Finance Documents to such Lender).

“Quarter” means each three (3) month period beginning in any year, on each of 1 January, 1 April, 1 July and 1 October.

“Quarterly Calculation Date” means each 31 March, 30 June, 30 September and 31 December in each calendar year.

“Regulatory Change” means the occurrence after the Effective Date of any change in or abrogation or phasing out of, or introduction, adoption, effectiveness or phase-in of any:

(a)                                  statute, law, rule or regulation applicable to any Finance Party; or

(b)                                 guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law) applicable to such Finance Party of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary or other authority having jurisdiction over such Finance Party, or any interpretation or reinterpretation of any item or matter referred to in clause (a) or (b) by any Person with authority in connection with such interpretation or reinterpretation.

“Released Guarantor” is defined in the definition of “Permitted Reorganization”.

“Required Lenders” means at any time, at least two (2) Lenders having, in the aggregate, a Percentage of sixty six and two thirds (66 2/3%) or more at such time.

“Risk Management Agreement” means (a) any Existing Risk Management Agreement and (b) any other Instrument evidencing any Risk Management Obligation of any Yamana Group Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, forward sales contracts, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodities (including precious metals) prices.

“Risk Management Security Agreement” means, collectively, (a) the security agreement between the Borrower and the Security Agent substantially in the Agreed Form and (b) any other Instrument entered into pursuant to Clause 9.6(a) (Future Security and Guarantees) granting security over the rights of any Obligor under any Risk Management Agreement.

“Security Agent” is defined in the preamble.

“Security Agreements” means, collectively, the Security Agreements (Shares), the Risk Management Security Agreement and the Intercompany Loan Security Agreement.

“Security Agreements (Shares)” means, collectively:

(a)                                  the pledge agreement between the Security Agent, Yamana Desenvolvimento Mineral S.A. and FTFPAR Participações Ltda relating to the shares of Santa Elina Desenvolvimento Mineral S.A.;

(b)                                 the pledge agreement between the Security Agent and JQPAR Participações Ltd and Juvenal Mesquita Filho relating to the shares of Mineração Maracá Indústria e Comércio S.A.;

(c)                                  the pledge agreement between the Security Agent and CRSPAR Participações S.A. and FTFPAR Participações S.A. relating to the shares of Mineração Fazenda Brasileiro S.A.;

(d)                                 the pledge agreement between the Security Agent and Mineração Fazenda Brasileiro S.A. and CRSPAR Participações S.A. relating to the shares of Mineração Bacilândia S.A.; and

(e)                                  the shares charge (including the duly executed endorsement in guarantee of the shares and their delivery in a satisfactory manner to the Security Agent) together with an appropriation agreement, in each case between the Security Agent and each of San Andrés (Belize) Limited and RNC (Honduras) Limited relating to the shares of Minerales de Occidente S.A., each substantially in the Agreed Form.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a system developed for the Canadian Securities Administrators to:

(a)                                  facilitate the electronic filing of securities information as required by the securities regulatory agencies in Canada;

(b)                                 allow for the public dissemination of Canadian securities information collected in the securities filing process; and

(c)                                  provide electronic communication between electronic filers, agents and the Canadian securities regulatory agencies.

“Subordination Agreement” means, collectively (a) the subordination agreement between the Facility Agent, the Security Agent and each of Mineração Fazenda Brasileiro S.A, Mineração Bacilândia S.A., Mineração Maracá Industria e Comércio S.A, Santa Elina Desenvolvimento Mineral S.A., Yamana Desenvolvimento Mineral S.A., CRSPAR Participações Ltda., Yamana Resources Brazil (BVI) Ltd., PTAPAR Participações Ltda, Yamana Resources Ltd., Minera Yamana Inc. and Yamana Gold Inc., substantially in the Agreed Form  and delivered in connection with the making of the initial Loans and (b) any other Instrument entered into pursuant to Clause 9.13(c) (Financial Indebtedness of Guarantors) subordinating, and granting security over the rights of any Yamana Group Company in respect of any Financial Indebtedness outstanding from another Yamana Group Company which is a Guarantor.

“Subsidiary “ shall have the same meaning as in the Canada Business Corporations Act.

“SWIFT” means the Society for Worldwide Interbank Financial Communications.

“Tax Credit” is defined in Clause 4.6(b) (Mitigation).

“Tax Payment” is defined in Clause 4.6(b) (Mitigation).

“Taxes” is defined in Clause 4.5 (Taxes).

“Total Commitment Amount” means, at any time, subject to the terms and conditions of this Agreement, the amount of (a) at any time prior to the date four (4) years after the Effective Date, U.S.$200,000,000, less any reduction of the Total Commitment Amount effected pursuant to Clause 2.4 (Cancellation), and (b) at any time on or after the date four (4) years following the Effective Date, U.S.$100,000,000, less any reduction of the Total Commitment Amount effected pursuant to Clause 2.4 (Cancellation) prior to the date four (4) years following the Effective Date in excess of U.S.$100,000,000 and any subsequent reduction.

“Total Tranche A Commitment Amount” means, at any time, subject to the terms and conditions of this Agreement, the amount of (a) at any time prior to the date four (4) years after the Effective Date, U.S.$120,000,000 less any reduction of the Total Tranche A Commitment Amount effected pursuant to Clause 2.4 (Cancellation), and (b) at any time on or after the date four (4) years following the Effective Date, U.S.$60,000,000, less any reduction of the Total Tranche A Commitment Amount effected pursuant to Clause 2.4 (Cancellation) prior to the date four (4) years following the Effective Date in excess of U.S.$60,000,000 and any subsequent reduction.

“Total Tranche B Commitment Amount” means, at any time, subject to the terms and conditions of this Agreement, the amount of (a) at any time prior to the date four (4) years after the Effective Date, U.S.$55,000,000 less any reduction of the Total Tranche B Commitment Amount effected pursuant to Clause 2.4 (Cancellation), and (b) at any time on or after the date four (4) years following the Effective Date, U.S.$27,500,000, less any reduction of the Total Tranche B Commitment Amount effected pursuant to Clause 2.4 (Cancellation) prior to the date four (4) years following the Effective Date in excess of U.S.$27,500,000 and any subsequent reduction.

“Total Tranche C Commitment Amount” means, at any time, subject to the terms and conditions of this Agreement, the amount of (a) at any time prior to the date four (4) years after the Effective Date, U.S.$25,000,000 less any reduction of the Total Tranche C Commitment Amount effected pursuant to Clause 2.4 (Cancellation), and (b) at any time on or after the date four (4) years following the Effective Date, U.S.$12,500,000, less any reduction of the Total Tranche C Commitment Amount effected pursuant to Clause 2.4 (Cancellation) prior to the date four (4) years following the Effective Date in excess of U.S.$12,500,000 and any subsequent reduction.

“Tranche A Commitment” means, relative to any Lender, such Lender’s obligation to make and to maintain its Tranche A Loans to the Borrower pursuant to the terms, and subject to the conditions, of this Agreement.

“Tranche A Commitment Amount” means:

(a)                                  in relation to any Tranche A Lender which is a party on the Effective Date, to the extent not cancelled, reduced or terminated in accordance with this Agreement (including any reduction pursuant to Clause 2.4 (Cancellation)) the amount specified next to such Tranche A Lender’s signature on the signature pages of this Agreement as its Tranche A Commitment Amount as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents; or

(b)                                 in the case of any Person becoming a Tranche A Lender after the date of execution of this Agreement, to the extent not cancelled, reduced or terminated in accordance with this Agreement, the amount (as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents) specified as having been assumed by that Tranche A Lender in the relevant Instrument pursuant to which it became a Tranche A Lender.

“Tranche A Funding Percentage” means, relative to any Tranche A Lender, the ratio (expressed as a percentage) of:

(a)           such Tranche A Lender’s Tranche A Commitment Amount at such time;

to

(b)           the Total Tranche A Commitment Amount at such time.

“Tranche A Lender” means each Lender with a Tranche A Commitment Amount which is in excess of zero.

“Tranche A Loan” is defined in Clause 2.1(a) (Commitments).

“Tranche B Commitment” means, relative to any Lender, such Lender’s obligation to make and to maintain its Tranche B Loans to the Borrower pursuant to the terms, and subject to the conditions, of this Agreement.

“Tranche B Commitment Amount” means:

(a)                                  in relation to any Tranche B Lender which is a party on the Effective Date, to the extent not cancelled, reduced or terminated in accordance with this Agreement (including any reduction pursuant to Clause 2.4 (Cancellation)) the amount specified next to such Tranche B Lender’s signature on the signature pages of this Agreement as its Tranche B Commitment Amount as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents; or

(b)                                 in the case of any Person becoming a Tranche B Lender after the date of execution of this Agreement, to the extent not cancelled, reduced or terminated in accordance with this Agreement, the amount (as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents) specified as having been assumed by that Tranche B Lender in the relevant Instrument pursuant to which it became a Tranche B Lender.

“Tranche B Funding Percentage” means, relative to any Tranche B Lender, the ratio (expressed as a percentage) of:

(a)           such Tranche B Lender’s Tranche B Commitment Amount at such time;

to

(b)           the Total Tranche B Commitment Amount at such time.

“Tranche B Lender” means each Lender with a Tranche B Commitment Amount which is in excess of zero.

“Tranche B Loan” is defined in Clause 2.1(a) (Commitments).

“Tranche C Commitment” means, relative to any Lender, such Lender’s obligation to make and to maintain its Tranche C Loans to the Borrower pursuant to the terms, and subject to the conditions, of this Agreement.

“Tranche C Commitment Amount” means:

(a)                                  in relation to any Tranche C Lender which is a party on the Effective Date, to the extent not cancelled, reduced or terminated in accordance with this Agreement (including any reduction pursuant to Clause 2.4 (Cancellation)) the amount specified next to such Tranche C Lender’s signature on the signature pages of this Agreement as its Tranche C Commitment Amount as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents; or

(b)                                 in the case of any Person becoming a Tranche C Lender after the date of execution of this Agreement, to the extent not cancelled, reduced or terminated in accordance with this Agreement, the amount (as varied by any transfers, novations, assignments, conversions or other amendments made in accordance with the Finance Documents) specified as having been assumed by that Tranche C Lender in the relevant Instrument pursuant to which it became a Tranche C Lender.

“Tranche C Funding Percentage” means, relative to any Tranche C Lender, the ratio (expressed as a percentage) of:

(a)           such Tranche C Lender’s Tranche C Commitment Amount at such time;

to

(b)           the Total Tranche C Commitment Amount at such time.

“Tranche C Lender” means each Lender with a Tranche C Commitment Amount which is in excess of zero.

“Tranche C Loan” is defined in Clause 2.1(a) (Commitments).

“Transfer Certificate” means a certificate, substantially in the Agreed Form.

“Yamana Group Companies” means, collectively the Borrower and its Subsidiaries (which for purposes hereof shall include Santa Elina Desenvolvimento Mineral S.A.) and their Subsidiaries.

1.2                                 Additional Definitions

Any reference in this Agreement or any other Finance Document to:

(a)                                  a “guarantee” includes a standby letter of credit, an indemnity and any other obligation (howsoever called) of any Person to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets or services or otherwise) for the payment of or to assist in or provide means of discharging or otherwise be responsible for, any Indebtedness of, or the solvency of any other Person;

(b)                                 the “winding-up” or “dissolution” of a company or the appointment of an “administrative receiver”, a “receiver”, “manager”, “liquidator” or an “administrator” with respect to a company shall be construed so as to include any equivalent or analogous proceedings or, as the case may be, Person under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business; and

(c)                                  references to any Party to this Agreement shall be construed so as to include their respective successors and permitted transferees and assigns in accordance with their respective interests and in accordance with the terms of the relevant Finance Document.

1.3                               Interpretation

Unless a clear contrary intention appears, this Agreement and each other Finance Document shall be construed and interpreted in accordance with the provisions set forth below:

(a)                                  reference to any agreement (including the Schedules and Exhibits hereto and to any other Finance Document), document or Instrument means such agreement, document or Instrument as amended, supplemented, novated, refinanced, replaced, waived, restated or modified, and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(b)                                 a reference to a time of day shall be construed as a reference to Toronto time;

(c)                                  “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(d)                                 the singular number includes the plural number and vice versa;

(e)                                  reference to any Person includes such Person’s successors, substitutes and assigns but, if applicable, only if such successors, substitutes and assigns are permitted by this Agreement or such other Finance Document, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(f)                                    reference to any gender includes any other gender;

(g)                                 “hereunder”, “hereof”, “hereto”, “herein” and words of similar import shall be deemed references to this Agreement or such other Finance Document, as the case may be, as a whole and not to any particular Clause or other provision hereof or thereof;

(h)                                 relative to the determination of any period of time, “from” means “from (and including)” and “to” means “to (but excluding)”;

(i)                                     a reference to a “corporation” or “company” shall be construed as a reference to the analogous form of business entity used in any relevant jurisdiction;

(j)                                     when an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(k)                                  a reference to fees, costs, charges or expenses includes all value added tax or other applicable taxes imposed thereon.

1.4                               Use of Defined Terms

Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each Borrowing Request, each Continuation Notice, each Compliance Certificate, each other Finance Document and each notice and other communication delivered from time to time in connection with this Agreement or any other Finance Document.

1.5                               Cross-References

Unless otherwise specified, references in this Agreement and in each other Finance Document to any Clause or sub-clause are references to such Clause or sub-clause of this Agreement or such other Finance Document, as the case may be.

1.6                               Accounting and Financial Determinations

All accounting terms used herein or (except to the extent set forth therein) in any other Finance Document shall be interpreted, all accounting determinations and computations hereunder or thereunder shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), in each case, applied (subject to the provisions of Clause 1.7 (Change in Accounting Principles)) on a basis consistent with the preparation of the financial statements referred to in Clause 6.5(a) (Financial Information).

1.7                               Change in Accounting Principles

If, after the Effective Date, there shall (without prejudice to Clause 1.6 (Accounting and Financial Determinations) and Clause 9.12(b) (Business Activities; Fiscal Year)) be any change to the Borrower’s Fiscal Year, or in the application of the accounting principles used in the preparation of the financial statements referred to in Clause 6.5(a) (Financial Information) as a result of the promulgation of rules, regulations, pronouncements, or opinions by any Governmental Agency or any entity with responsibility for the administration of accounting standards (or agencies with similar functions) which changes, in any such case, result in a change in the method of calculation of financial covenants, standards, or terms applicable to any Obligor found in this Agreement or any other Finance Document, the parties hereto agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluations of the relevant Obligor’s financial condition shall be the same after such changes as if such changes had not been made; provided, however, that until the Required Lenders have given their consent to such amendments, the relevant Obligor’s financial condition shall continue to be evaluated on the same principles as those used in the preparation of the financial statements referred to in Clause 6.5(a) (Financial Information).

2.                                     COMMITMENTS; BORROWING AND INTEREST PERIOD SELECTION PROCEDURES, ETC

2.1                               Commitments

(a)                                  Subject to the terms and conditions of this Agreement (including Clause 5 (Conditions Precedent to Making Loans)) each Lender severally and for itself alone agrees that it will, from time to time on any Business Day occurring during the period commencing on the Effective Date and ending on the Commitment Termination Date, make loans denominated in Dollars to the Borrower as set forth in this Clause.  Each Loan made by each Lender will be made pursuant to either its Tranche A Commitment (individually, with respect to each Tranche A Lender, a “Tranche A Loan”), its Tranche B

Commitment (individually, with respect to each Tranche B Lender, a “Tranche B Loan”) or its Tranche C Commitment (individually, with respect to each Tranche C Lender, a “Tranche C Loan”).

(b)                                 The Loans requested to be made in any Borrowing Request shall be made as Tranche A Loans, Tranche B Loans and Tranche C Loans in the proportion which the Total Tranche A Commitment Amount, Total Tranche B Commitment Amount and Total Tranche C Commitment Amount, respectively, bears to the Total Commitment Amount, in each case as in effect on the date of submission of such Borrowing Request.  Each Tranche A Loan made by each Tranche A Lender pursuant to any Borrowing Request shall be made in a Principal Amount equal to such Tranche A Lender’s Tranche A Funding Percentage of the aggregate Principal Amount of the Tranche A Loans to be made on the Borrowing Date specified in such Borrowing Request.  Each Tranche B Loan made by each Tranche B Lender pursuant to any Borrowing Request shall be made in a Principal Amount equal to such Tranche B Lender’s Tranche B Funding Percentage of the aggregate Principal Amount of the Tranche B Loans to be made on the Borrowing Date specified in such Borrowing Request.  Each Tranche C Loan made by each Tranche C Lender pursuant to any Borrowing Request shall be made in a Principal Amount equal to such Tranche C Lender’s Tranche C Funding Percentage of the aggregate Principal Amount of the Tranche C Loans to be made on the Borrowing Date specified in such Borrowing Request.

(c)                                  No Lender shall be required to make any Loan if, after giving effect thereto:

(i)                                     the aggregate Principal Amount of all Tranche A Loans outstanding to:

(A)                              all Lenders made since the Effective Date would exceed the Total Tranche A Commitment Amount; or

(B)                                such Lender made since the Effective Date would exceed such Lender’s Tranche A Commitment Amount;

(ii)                                  the aggregate Principal Amount of all Tranche B Loans outstanding to:

(A)                              all Lenders made since the Effective Date would exceed the Total Tranche B Commitment Amount;

(B)                                such Lender made since the Effective Date would exceed such Lender’s Tranche B Commitment Amount; or

(iii)                               the aggregate Principal Amount of all Tranche C Loans outstanding to:

(A)                              all Lenders made since the Effective Date would exceed the Total Tranche C Commitment Amount; or

(B)                                such Lender made since the Effective Date would exceed such Lender’s Tranche C Commitment Amount; or

(iv)                              the aggregate Principal Amount of all Loans outstanding to all Lenders would exceed the Total Commitment Amount.

2.2                                 Procedure for Making Loans

(a)                                  By delivering a Borrowing Request to the Facility Agent on or before 10:00 a.m. on any Business Day the Borrower may request, on not less than three (3) nor more than five (5) Business Days’ notice (counting the date on which such Borrowing Request is given), that Loans be made by all Lenders on the Borrowing Date, and in the Principal Amount, in each case as specified in such Borrowing Request.  Upon receipt of a duly completed Borrowing Request, the Facility Agent shall promptly notify each Lender of the contents thereof, and such Borrowing Request shall not thereafter be revocable.

(b)                               The aggregate Principal Amount of Loans requested to be made in any Borrowing Request shall be in an integral multiple of U.S.$1,000,000.

(c)                                  Subject to the terms and conditions of this Agreement (including Clause 5 (Conditions Precedent to Making Loans)), the Loans requested to be made in a Borrowing Request shall be made on the requested Borrowing Date.  On such Borrowing Date and subject to such terms and conditions, each Lender shall, on or before 11:00 a.m., credit such Dollar account of the Facility Agent at its Dollar Lending Office as the Facility Agent may notify to the Lenders with an amount of Dollars equal to such Lender’s Tranche A Funding Percentage, Tranche B Funding Percentage and/or Tranche C Funding Percentage of the aggregate Principal Amount of the Tranche A Loans, Tranche B Loans and/or Tranche C Loans, respectively to be made pursuant to such Borrowing Request.  To the extent funds are received by the Facility Agent from the Lenders in respect of the Loans requested by each Borrowing Request (but subject to clause (d)) the Facility Agent shall make such funds available to the Borrower by crediting the Principal Amount of such Loans to such account as the Borrower may notify to the Facility Agent from time to time.  No Lender’s obligation to make any Loan as aforesaid shall be affected by any other Lender’s failure to make any other Loan.

(d)                                 Unless the Facility Agent shall have received written notice from a Lender prior to 5:00 p.m. on the day prior to a Borrowing Date that such Lender will not make available the Principal Amount which would constitute its Tranche A Funding Percentage, Tranche B Funding Percentage and/or Tranche C Funding Percentage of the aggregate Principal Amount of the Tranche A Loans, Tranche B Loans and Tranche C Loans, respectively, to be made on such Borrowing Date pursuant to the relevant Borrowing Request, the Facility Agent may assume that such Lender has made such Principal Amount available to the Facility Agent and may, in reliance on such assumption, make available to the Borrower a corresponding amount.  In the event that the Facility Agent makes such corresponding amount available to the Borrower and the relevant Lender has not in fact made such amount available to the Facility Agent, then such Lender agrees to pay the Facility Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such corresponding amount was made available by the Facility Agent to the Borrower to the date such amount is paid by the Lender to the Facility Agent, at the interest rate applicable at the time to the Loans requested to be made pursuant to the relevant Borrowing Request.  In the event that such corresponding amount and such interest is not paid to the

Facility Agent by such Lender within five (5) Business Days of the Facility Agent having made written demand for such amount, then the Borrower agrees to repay such corresponding amount to the Facility Agent together with interest thereon, for each day from the date such corresponding amount was made available by the Facility Agent to the Borrower to the date such amount is paid by the Borrower to the Facility Agent, at the interest rate applicable at the time to the Loans requested to be made pursuant to the relevant Borrowing Request.

2.3                                 Continuation Elections

By delivering a Continuation Notice to the Facility Agent on or before 11:00 a.m. on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three (3) nor more than five (5) Business Days’ notice (counting the date on which such Continuation Notice is given) prior to the expiration of any Interest Period with respect to any then Loans outstanding from the Borrower, that such Loans be, upon the expiration of such Interest Period, continued as Loans for the Interest Period specified in such Continuation Notice; provided, however, that, at any one time not more than five (5) separate Interest Periods may be in effect.

In the absence of delivery of a Continuation Notice with respect to any Loans at least three (3) Business Days before the last day of the then current Interest Period with respect thereto, such Loans shall, on such last day, automatically be deemed to be continued as Loans having (subject to Clause 3.4 (Post-Maturity Rate)) an Interest Period determined pursuant to the provisions of clause (c) of the definition of the term “Interest Period”.

2.4                                 Cancellation

(a)                                The Borrower may cancel the unutilised portion of the Total Commitment Amount in whole or in part on giving not less than five (5) Business Days prior written notice thereof to the Facility Agent.  Cancellation of any portion of the Total Commitment Amount shall be in an integral multiple of U.S.$5,000,000.  Cancellation of any portion of the Total Commitment Amount shall be applied on a pro rata basis to the Total Tranche A Commitment Amount, Total Tranche B Commitment Amount and the Total Tranche C Commitment Amount based on the ratio of the Total Tranche A Commitment Amount, the Total Tranche B Commitment Amount and the Total Tranche C Commitment Amount, respectively, to the Total Commitment Amount immediately prior to such cancellation.

(b)                                 Any notice given under clause (a) shall be irrevocable.

2.5                                 Records

Each Lender’s Loans shall be evidenced by a loan account maintained by such Lender.  The Borrower hereby irrevocably authorises each Lender to make (or cause to be made) appropriate account entries, which account entries, if made, shall evidence inter alia, the date of, the Principal Amount of, any repayments of, the interest rate on, and the Interest Periods applicable to, the Loans then outstanding from the Borrower to such Lender.  All such account entries shall be prima facie evidence of the matters to which they refer, but the failure to make any such entry shall not limit or otherwise affect the obligations of the Borrower to make payments of the Principal Amount of, or interest on, such Loans when due.

3.                                       PRINCIPAL PAYMENTS; INTEREST

3.1                                 Principal Payments

(a)                                  The Borrower shall make payment in full of the unpaid Principal Amount of all Loans at the Final Maturity Date.

(b)                               The Borrower may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the then outstanding Principal Amount of any Loans; provided, however, that:

(i)                                  the Borrower shall give the Facility Agent not less than five (5) Business Days’ prior written notice (counting the date on which such notice is given) of any such voluntary prepayment, which notice, once given, shall be irrevocable;

(ii)                               all such partial voluntary prepayments shall be in an aggregate Principal Amount which is an integral multiple, in the case of any such prepayment of Loans, of U.S.$5,000,000; and

(iii)                            all such voluntary prepayments shall be applied to the then outstanding Tranche A Loans, Tranche B Loans and Tranche C Loans on a pro rata basis based on the ratio of the Total Tranche A Commitment Amount, the Total Tranche B Commitment Amount and the Total Tranche C Commitment Amount, respectively, to the Total Commitment Amount, in each case on the date of such repayment.

(c)                                The Borrower shall, on any date when the outstanding Principal Amount of the Tranche A Loans, the Tranche B Loans or the Tranche C Loans shall exceed the Total Tranche A Commitment Amount, the Total Tranche B Commitment Amount or the Total Tranche C Commitment Amount, respectively, make a mandatory repayment of, as the case may be, Tranche A Loans, Tranche B Loans or Tranche C Loans outstanding on such date in a Principal Amount equal to such excess.

(d)                               The Borrower shall, on any date when the outstanding Principal Amount of the Loans shall exceed the Total Commitment Amount, make a mandatory repayment of Loans outstanding on such date in a Principal Amount equal to such excess.

(e)                                Each repayment or prepayment of the Principal Amount of any Loans made pursuant to this Clause shall be without premium or payment of any other additional amount, except as may be required pursuant to Clause 4.3 (Funding Losses).

(f)                                  Any repayment or prepayment of the Principal Amount of any Loans shall include accrued interest on the date of repayment or prepayment on the Principal Amount being prepaid.

(g)                               The Principal Amount of any Tranche A Loans, Tranche B Loans or Tranche C Loans repaid or prepaid may, subject to the terms and conditions of this Agreement, be re-borrowed.

3.2                                 Interest Payments

The Borrower shall make payments of interest in accordance with Clause 3.5 (Payment Dates).

3.3                                 Rate

The Borrower shall pay interest on the Principal Amount of the Loans outstanding from time to time prior to and at Maturity at a rate per annum equal to the sum of:

(a)                                  LIBOR for Loans outstanding from it as in effect from time to time; plus

(b)                                 the Applicable Margin as in effect from time to time with respect to each Interest Period for the Loans.

3.4                                 Post-Maturity Rate

After the Maturity of all or any portion of the Principal Amount of the Loans or after any other Obligations shall have become due and not been paid, the Borrower shall pay interest (after as well as before judgment) on the Principal Amount of each Loan so matured or on any such other overdue Obligations, in each case at a rate per annum equal to the sum of:

(a)                                  LIBOR for such Interest Periods as the Facility Agent may from time to time select;

(b)                                 the Applicable Margin as in effect from time to time with respect to such Interest Periods; plus

(c)                                  two percent (2%);

3.5                                 Payment Dates

Interest accrued on each Loan shall be payable, without duplication, on:

(a)                                  the last day of each Interest Period with respect to such Loan (and, in addition to such day, if such Interest Period shall exceed three (3) months, on each date which is the last day of each successive three (3)-monthly period occurring during such Interest Period commencing with the first three (3) month period commencing on the first day of such Interest Period);

(b)                                 the Maturity of such Loan; and

(c)                                  with respect to any portion of any Loan prepaid pursuant to Clause 3.1 (Principal Payments) or 4.4 (Illegality), the date of such prepayment.

Interest accrued on each Loan after the Maturity thereof and interest on other overdue amounts, shall be payable upon demand.  The amount of accruing interest on any Loans shall be calculated during each Interest Period applicable thereto by the Facility Agent on the daily outstanding Principal Amount of such Loans.

3.6                                 Fees

(a)                                The Borrower shall pay to the Facility Agent, and the Facility Agent shall pay to the Finance Parties, fees (other than the fees referred to in clause (b)) in the amounts and at the times agreed between the Borrower and the MLAs or, as the case may be, the MLAs and the Finance Parties, in connection with the execution of this Agreement.

(b)                               The Borrower shall pay to the Facility Agent for the account of each Lender a commitment fee for the period commencing on the Effective Date and ending on the Commitment Termination Date with respect to Loans computed at the rate of:

(i)                                   until the date of receipt by the Facility Agent of the first Compliance Certificate scheduled to be delivered after the publication of the audited annual financial statements of the Borrower and its subsidiaries for the Fiscal Year ending 31 December, 2006, (i) in the case of Tranche A Loans, one half of one per cent (0.50%) per annum, (ii) in the case of Tranche B Loans, 0.605% per annum and (iii) in the case of Tranche C Loans, 0.631% per annum; and

(ii)                                at any time thereafter, the rate per annum set out in the column headed “Commitment Fee” in the table below which corresponds to the level of the Consolidated Debt: Consolidated EBITDA Ratio of the Borrower set out in the column headed “Consolidated Debt: Consolidated EBITDA Ratio” in the table below as calculated on the basis of the Borrower’s most recent audited consolidated annual financial statements delivered to the Facility Agent pursuant to Clause 7.1(a) (Financial Information, etc.):

Consolidated Debt: Consolidated EBITDA Ratio	Commitment Fee (Tranche A Loans)	Commitment Fee (Tranche B Loans)	Commitment Fee (Tranche C Loans)

Less than or equal to 150%	0.375% per annum	0.466% per annum	0.492% per annum

Greater than 150%	0.50% per annum;	0.605% per annum	0.631% per annum

in each case, on the undrawn, uncancelled and unreduced amount of each Lender’s Commitment Amount to the extent that the obligation of such Lender to make its Loans has not been suspended pursuant to Clause 4.4(a) (Illegality);

provided, however, that any change to the commitment fee arising as a result of the calculation of the Consolidated Debt: Consolidated EBITDA Ratio on the basis of any audited financial statements as aforesaid shall only take effect in respect of the calendar months commencing after the delivery of such audited financial statements to the Facility Agent and, in the case of any reduction in the commitment fee, such reduction shall only take effect if the Borrower has provided a Compliance Certificate to the Facility Agent at least five (5) Business Days prior to the start of such month which indicates the change to the Consolidated Debt: Consolidated EBITDA Ratio necessary to effect such reduction in the commitment fee.

(c)                                  Accrued commitment fees described in this clause shall be payable in arrears at the end of each Quarter and on the Commitment Termination Date;

(d)                                The Borrower hereby acknowledges that any portion of any fee once paid shall be non-refundable, such portion having already been earned by performance.

4.                                       INCREASED COSTS; TAXES; MARKET DISRUPTION

4.1                                 Dollars Unavailable

(a)                                  If, prior to the date on which the Facility Agent shall make any determination of LIBOR for any Interest Period with respect to any Loan, the Facility Agent shall have determined that either:

(i)                                     Dollar certificates of deposit or Dollar deposits, as the case may be, in the relevant amount and for the relevant Interest Period are not available to any Lender (or Lenders) in the London interbank market; or

(ii)                                  by reason of circumstances affecting the Lenders in the London interbank market, adequate means do not exist for ascertaining the interest rate applicable hereunder then the Facility Agent shall promptly give telephonic notice of such determination confirmed in writing to the Borrower.

(b)                                 As soon as practicable following the giving of any notice described in clause (a), the Facility Agent, the affected Lenders and the Borrower shall negotiate for a period not exceeding thirty (30) days with a view to agreeing on  an alternative basis (including an alternative to LIBOR) for making or maintaining the Loans affected by the circumstances described in clause (a).  During such period interest shall accrue on the Principal Amount of each affected Lender’s affected Loans at the rate applicable to such Loans immediately prior to the giving of such notice.  If no such alternative basis is agreed within such period, each affected Lender’s affected Loans shall bear interest at a rate per annum equal to the sum of:

(i)                                     the cost to such Lender of funding such Loans (as determined by such Lender which determination shall be prima facie evidence thereof) for consecutive deemed Interest Periods of one (1) month; plus

(ii)                                  the Applicable Margin as in effect from time to time.

4.2                                 Increased Costs, etc

The Borrower agrees to reimburse each Lender for any increase (other than as specifically covered in any other provision of Clause 4 (Increased Costs; Taxes; Market Disruptions)) in the cost to such Lender of making, continuing or maintaining (or of its obligation to make, continue or maintain) its Loans to the Borrower, and for any reduction (other than as specifically covered in any other provision of Clause 4 (Increased Costs; Taxes; Market Disruptions)) in the amount of any sum receivable or earned by such Lender hereunder in respect of making, continuing or maintaining any portion of any such Loan (including any reduction in such Lender’s (or its controlling Person’s) rate of return on its capital), in either case from time to time by reason of any Regulatory Change which cannot be avoided by the Lender transferring its Loans and obligations in respect thereof to another branch, Affiliate or international banking facility of such Lender in which it has a presence (provided that the Lender shall not be obligated to take such steps if, in its opinion, such steps would require it (taking into account the expected return of the relevant branch, Affiliate or international banking facility) to achieve less than its expected return under this Agreement or would have an adverse effect upon its assets or financial condition (taking into account the expected return of the relevant branch, Affiliate or international banking facility)).  In the event of the incurrence of any such increased cost or reduced amount, such Lender shall promptly notify the Facility Agent and the Borrower thereof stating in reasonable detail the reasons therefor, the additional amount required fully to compensate such Lender for such increased cost or reduced amount and the calculation of such additional amount.  Such notice shall be prima facie evidence thereof.

4.3                                 Funding Losses

In the event any Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds acquired by such Lender to make, continue, or maintain any portion of the Principal Amount of its Loans) as a result of:

(a)                                  any repayment or prepayment of the Principal Amount of a Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Clause 3.1 (Principal Payments) or otherwise; or

(b)                                 any action of the Borrower resulting in any Loans not being made, continued or maintained in accordance with the Borrowing Request relating thereto or any Continuation Notice, as the case may be, given in connection therewith, then, upon the request of such Lender to the Borrower (with a copy to the Facility Agent), the Borrower shall pay to the Facility Agent for the account of such Lender such amount as will (in the reasonable determination of such Lender) reimburse such Lender for such loss or expense.  A statement as to any such loss or expense (including calculations thereof in reasonable detail) shall be submitted by such Lender to the Facility Agent and the Borrower and shall be prima facie evidence thereof.

4.4                               Illegality

(a)                                  If it becomes unlawful for any Lender to make any of its Loans, the obligations of such Lender to make any portion of the Principal Amount of such Loans shall, upon such determination, forthwith be suspended until such Lender shall become aware that the circumstances causing such suspension no longer exist and shall have notified the Facility Agent and the Borrower to such effect, at which time the obligation of such Lender to make its Loans shall be reinstated.

(b)                                 If it becomes unlawful for any Lender to continue its Loans, then, upon notice by such Lender to the Facility Agent and the Borrower, the Borrower shall prepay, within five (5) days after the giving of such notice the Principal Amount of and interest on such Lender’s then outstanding Loans from the Borrower (subject, however, to Clause 4.3 (Funding Losses)).

4.5                               Taxes

(a)                                  All payments by the Borrower (or on account of any Obligation of the Borrower) of principal of, and interest on, the Loans and all other amounts payable pursuant to this Agreement or any other Finance Document to any Finance Party shall be made free and clear of, and without deduction or withholding for any, present or future income, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority of any jurisdiction, in each case other than franchise taxes and taxes imposed on or measured by the recipient’s net income or receipts (such non-excluded items referred to as “Taxes”).  In the event that any withholding or deduction from any payment to be made by (or on account of) the Borrower hereunder or under any other Finance Document is required in respect of any Taxes pursuant to any Applicable Law, then the Borrower will:

(i)                                   to the extent that any such Taxes are payable by the Borrower, pay directly to the relevant authority the full amount to be so withheld or deducted;

(ii)                                promptly forward to the Facility Agent an official receipt or other documentation satisfactory to the Facility Agent evidencing such payment to such authority; and

(iii)                             pay to the Facility Agent for the account of the Person or Persons entitled thereto such additional amount or amounts as is necessary to ensure that the net amount actually received by such Person will be equal to the full amount such Person would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any Finance Party with respect to any payment received by such Finance Party hereunder or under any other Finance Document, such Finance Party may pay such Taxes and the Borrower will promptly pay such additional amounts (including any penalties, interest or expenses except to the extent that the same are incurred as a result of the negligence or wilful misconduct of the relevant Finance Party) as is or are necessary in order that the net amount received by such Finance Party after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Finance Party would have received had such Taxes not been asserted.

(b)                                 If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Facility Agent, for its own account and/or, as the case may be, the account of the relevant Finance Parties, the required receipts or other required documentary evidence, the Borrower shall indemnify the Facility Agent or the relevant Finance Parties, as the case may be, for any incremental Taxes, interest or penalties that may become payable by any such Finance Party as a result of any such failure (excluding, however, any such incremental Taxes, interest or penalties incurred as a result of the gross negligence or wilful misconduct of the relevant Finance Party).  For purposes of this Clause, a distribution hereunder or under any other Finance Document by the Facility Agent or any Lender to or for the account of any Lender in respect of the Obligations of the Borrower shall be deemed a payment by the Borrower.

(c)                                  In addition to the indemnity provisions in Clause 4.5(b), the Borrower shall indemnify the Facility Agent or the relevant Finance Parties, as the case may be, within ten (10) days after written demand therefor, for the full amount of any Taxes paid by the Facility Agent or any Finance Party, on or with respect to any payment by or on account of any Obligation of the Borrower hereunder or under any Finance Document (including Taxes imposed or asserted on or attributable to amounts payable under this Clause 4.5) whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Agency.  A certificate as to the amount of such payment or liability delivered to the Borrower by the Facility Agent or a Finance Party shall be prima facie evidence thereof and such Person shall promptly forward to the Borrower an official receipt or other documentation evidencing such payment to such Government Agency.

(d)                                 The provisions of Clauses 4.5(a), (b) and (c) shall not apply in respect of any Lender that is not a Qualified Lender and each of the Lenders hereby (i) represents and warrants to the Borrower and the Facility Agent on the date of this Agreement that it is a Qualified Lender and (ii) undertakes with the Borrower and the Facility Agent that at all times prior to the termination of its Commitment, it will notify the Facility Agent at any time that it ceases to be a Qualified Lender.

4.6                                 Mitigation

(a)                                  In the event that the Borrower is obliged to make payment of any amount to any Finance Party pursuant to Clause 4.2 (Increased Costs, etc) or 4.5 (Taxes) or the circumstances described in any of Clause 4.1(a) (Dollars Unavailable) or 4.4 (Illegality) shall have occurred with respect to any Finance Party, such affected Finance Party agrees that it will take such reasonable steps as may reasonably be open to it to mitigate the effects of the circumstances described in the foregoing Clauses; provided, however, that no Finance Party shall be obligated to:

(i)                                   take any such steps if, in its opinion, such steps would require it to achieve less than its expected return under this Agreement or would have an adverse effect upon its assets or financial condition (taking into account the expected return and effect upon the assets and financial condition of  any relevant branch, Affiliate or international banking facility of the relevant Lender);

(ii)                                achieve any particular intended result (provided that this clause 4,6(a)(ii) shall have no effect on each Finance Party’s ongoing obligation to mitigate under this Clause 4.6); or

(iii)                             take any such steps if, in its opinion, it is constrained from doing so by any Applicable Law.

(b)                                 If, pursuant to clause (a), any Finance Party effectively obtains a refund of tax or credit (a “Tax Credit”) against a payment made by the Borrower pursuant to Clause 4.5 (Taxes) (a “Tax Payment”), and such Finance Party is able to identify such Tax Credit as being attributable to such Tax Payment, then such Finance Party, forthwith after actual receipt of such Tax Credit, shall reimburse the Borrower for such amount as shall be reasonably attributable to such Tax Payment (net of all out of pocket expenses of such Finance Party and without interest); provided, however, that the Borrower, upon the request of the Facility Agent or any other Finance Party, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or charges imposed by the relevant Governmental Agency) to the Facility Agent or such Finance Party if, and to the extent that, the Facility Agent or such Finance Party is required to repay such refund to such Governmental Agency; and provided, further, however, that no Finance Party shall be required to make any such reimbursement which would cause it to lose the benefit of such Tax Credit or would otherwise materially adversely affect any matter relating to such Finance Party in connection with the assessment or payment of any Taxes.  Each Finance Party shall have absolute discretion as to whether to claim any Tax Credit, and if it does so claim, the extent, order and manner in which it does so.  No Finance Party shall be obliged to disclose information regarding its tax affairs or computations to the Borrower.

5.                                       CONDITIONS PRECEDENT TO MAKING LOANS

5.1                                 Initial Loans

The obligations of each Lender to make its initial Loan shall be subject to the prior or concurrent satisfaction of the Facility Agent or Documentation Agent (as applicable) of each of the conditions precedent set forth in this Clause.  Unless specifically stated to the contrary, each document, certificate and other Instrument delivered pursuant to this Clause shall be dated on, or prior to, and shall be in full force and effect on, the Borrowing Date of the initial Loans.

(a)                                  Resolutions, etc.  The Documentation Agent shall have received from each Obligor, a certificate of its Secretary or similar officer as to:

(i)                                     resolutions of its Board of Directors or similar body then in full force and effect authorising the execution, delivery and performance of this Agreement and each other Finance Document or other document to be executed by it in connection with the transactions contemplated hereby and thereby;

(ii)                                  the incumbency and signatures of those of its officers authorised to act with respect to this Agreement and each other Finance Document or other document executed or to be executed by it; and

(iii)                               its Organic Documents as then in effect.

(b)                                 Guarantees.  The Documentation Agent shall have received a copy of each Guarantee duly executed by an Authorised Representative of the Guarantor party thereto.

(c)                                  Security Agreements.  The Documentation Agent shall have received:

(i)                                   counterparts of each Security Agreement duly executed by an Authorised Representative of each Obligor party thereto;

(ii)                                evidence that all filings, stampings, registrations, recordings, notifications and other actions in all relevant jurisdictions necessary or, in the opinion of legal advisers to the Documentation Agent, advisable or desirable, in order to create in favour of the Finance Parties a valid and perfected first-priority Lien over all of the collateral purported to be covered by each Security Agreement (subject only to Permitted Liens), have been made or, as the case may be, taken and are in full force and effect; and

(iii)                               (A)                           original share certificates duly endorsed representing all of the share capital and voting rights of each of Serra da Borda Mineração e Metalurgia S.A., Mineração Maracá Industria e Comércio S.A., Mineração Fazenda Brasileiro S.A., Mineração Bacilândia Ltda and Minerales de Occidente S.A.; and

(B)                               with respect to the shares described in clause (iii)(A), stock powers relating thereto executed in blank and such other Instruments of transfer or appropriation agreements in connection therewith as the Documentation Agent shall reasonably require.

(d)                                 Subordination Agreement.  The Documentation Agent shall have received counterparts of the Subordination Agreement duly executed by an Authorised Representative of each Obligor party thereto.

(e)                                  Legal Due Diligence.  The Documentation Agent shall have received such information as it shall reasonably request in connection with the acquisition by the Borrower of the Material Projects and shall be reasonably satisfied with the legal aspects of the implementation of such acquisition.

(f)                                    Opinions of Legal Advisers.  The Documentation Agent shall have received opinions from:

(i)                                   Cassels Brock & Blackwell, legal advisers in Canada to the Obligors, substantially in the Agreed Form;

(ii)                                Blake, Cassels & Graydon LLP, legal advisers in Canada to the Finance Parties, substantially in the Agreed Form;

(iii)                             Harney Westwood & Riegels LLP, legal advisers in the British Virgin Islands to the Finance Parties, substantially in the Agreed Form;

(iv)                            Souza, Cescon, Avendissian, Barrieau & Flesch, legal advisers in Brazil to the Finance Parties, substantially in the Agreed Form;

(v)                               W.H. Courtenay & Co, legal advisers in Belize to the Finance Parties, substantially in the Agreed Form;

(vi)                            Arias Muñoz, legal advisers in Honduras to the Finance Parties, substantially in the Agreed Form; and

(vii)                         Clarke Gittens & Farmer, legal advisers in Barbados to the Finance Parties, substantially in the Agreed Form.

(g)                               Technical Review.  The Documentation Agent shall have received a review by the Independent Engineer of the technical, environmental and operational aspects of the business of the Yamana Group Companies (including a review of reserves) in form and substance satisfactory to the Lenders (the Lenders hereby acknowledge that the foregoing has been complied with on the date of signing of this Agreement).

(h)                               Initial Compliance Certificate.  The Documentation Agent shall have received a Compliance Certificate calculated as of the initial Borrowing Date, together with such information concerning the calculations and assumptions used by the Borrower in preparing such Compliance Certificate as the Documentation Agent shall have requested.

(i)                                   Closing Fees, Expenses, etc.  The Facility Agent shall have received (including, to the extent necessary, from the proceeds of the initial Loans) for its own account, or for the account of the relevant Finance Parties, as the case may be, all fees due and payable on or prior to the initial Borrowing Date and all fees and expenses payable pursuant to Clause 13.3 (Costs and Expenses), to the extent then invoiced.

(j)                                   Material Adverse Change.  The Facility Agent shall be satisfied that, since 9 August 2006 there have been no events or circumstances (including any material adverse change or the continuation of any circumstance) which, in the their reasonable opinion, have adversely affected or could adversely affect:

(i)                                     the international or any relevant domestic syndicated loan, debt, bank, capital or equity markets;

(ii)                                  the market, economic or political conditions of Brazil;

(iii)                             the ability of Persons incorporated in and/or operating out of Brazil to raise finance in the international syndicated loan, debt, bank, capital or equity markets; or

(iv)                              the business condition (financial or otherwise) of the Borrower and the Guarantors.

(k)                                Know your Customer.  The Facility Agent shall have received all “know your customer” requirements in form and substance satisfactory to the Facility Agent.

(l)                                   Letter of Undertaking.  The Documentation Agent shall have received the Letter of Undertaking duly executed by an Authorised Representative of the Borrower.

(m)                             Insurance Summary.  The Documentation Agent shall have received the Insurance Summary from the Borrower.

(n)                               Intercompany Loan Letter.  The Documentation Agent shall have received the Intercompany Loan Letter duly executed by an Authorised Representative of the Borrower.

5.2                                 All Loans

The obligations of the Lenders to make any Loan (including the initial Loans) shall be subject to the prior or concurrent satisfaction of the additional conditions precedent set forth in this Clause.

(a)                                Compliance with Warranties, No Default, etc.  The representations and warranties of each Obligor set forth in each Finance Document to which such Obligor is a party shall be true and correct in all material respects as of the date initially made, and both immediately before and immediately after the making of the Loans:

(i)                                   such representations and warranties shall be true and correct in all material respects with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

(ii)                                no Default shall have then occurred and be continuing.

(b)                               Borrowing Request.  The Documentation Agent shall have received a duly completed Borrowing Request for such Loans.  The delivery of a Borrowing Request and the acceptance by the Borrower of the proceeds of the Loans shall constitute a representation and warranty by the Borrower on the relevant Borrowing Date (both immediately before and immediately after giving effect to the making of the Loans and the application of the proceeds thereof) that the statements made in Clause 5.2(a) (Compliance with Warranties, No Default, etc) are true and correct.

6.                                     REPRESENTATIONS AND WARRANTIES

In order to induce the Finance Parties to enter into this Agreement and, in the case of the Lenders, to make and continue Loans hereunder the Borrower represents and warrants unto each Finance Party as set forth in this Clause.  The representations and warranties set forth in this Clause shall be made upon the delivery of each Borrowing Request and each Continuation Notice, and shall be deemed to have been made on each Borrowing Date (both immediately before and immediately after the application of the proceeds of the relevant Loans).

6.1                               Organisation, Power, Authority, etc

Each Obligor is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is duly qualified to do business and is in good standing (where such concept is applicable) in its jurisdiction of incorporation and as a foreign company in each jurisdiction where the nature of its business makes such qualification necessary except where the failure to have or maintain such qualification to do business or status in good standing would not reasonably be expected to have a Materially Adverse Effect.  Each Obligor has full power and authority, and holds all requisite Approvals, to own and hold under lease its property, to sue and to be sued in its own name and to conduct its business substantially as currently conducted by it, except where the failure to have or maintain such qualification to do business or status in good standing would not reasonably be expected to have a Materially Adverse Effect.  Each Obligor has full power and authority to enter into and perform its obligations under each Finance Document executed or to be executed by it and, in the case of the Borrower, to obtain Loans hereunder.

6.2                               Due Authorisation; Non-Contravention

The execution and delivery by each Obligor of each Finance Document executed or to be executed by it and the performance by each Obligor of its obligations thereunder, and the receipt of the Loans hereunder:

(a)                                have been duly authorised by all necessary corporate action on its part;

(b)                               do not require any Approval (other than those Approvals which have been obtained and copies of which have previously been provided to the Documentation Agent);

(c)                                do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any of its Organic Documents or any Applicable Law, Contractual Obligation or Approval binding on it; and

(d)                               will not result in or require the creation or imposition of any Lien on any of its properties pursuant to the provisions of any Contractual Obligation (other than pursuant to this Agreement and any Security Agreement to which such Obligor is a party).

6.3                              Validity, etc

(a)                                  Each Finance Document executed by each Obligor constitutes the legal, valid and binding obligation of such Obligor enforceable in accordance with its terms (subject to bankruptcy and insolvency laws and other similar laws of applicability to creditors generally and to general equitable principles).

(b)                                 Upon taking of the various actions described in Clause 5.1(c) (Security Agreements) each Security Agreement will create in favour of the Security Agent (for the rateable benefit of the Finance Parties), a valid and perfected first-priority Lien on all of the property referred to in each such Security Agreement as security for the relevant obligations expressed to be covered thereby, subject to no Liens, except for Permitted Liens.

6.4                              Legal Status

No Obligor nor any of their respective properties or revenues enjoys any right of immunity from suit, set-off, attachment prior to judgment or in aid of execution, or execution on a judgment in respect of its obligations under any of the Finance Documents to which it is a party.

6.5                              Financial Information

All financial statements and all other financial information relating to any Yamana Group Company which have been furnished by or on behalf of the Borrower to any Representative for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including:

(a)                                  the consolidated balance sheet of the Borrower at 31 December, 2005, and the related consolidated financial statements of the Borrower, in each case as audited by Deloitte & Touche LLP; and

(b)                                 the consolidated balance sheet of the Borrower, in each case at 30 June, 2006, and the related consolidated financial statements of the Borrower, in each case certified by the chief financial Authorised Representative of the Borrower;

have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and present fairly the financial position of the Borrower and the other Persons covered thereby as at the dates thereof and the results of its operations for the periods then ended.  No Yamana Group Company has on the Effective Date any Contingent Liability or liability for taxes, long-term leases or unusual forward or long-term commitments which are material and not reflected in its financial statements described in this Clause or in the notes thereto.

6.6                              Absence of Default

No Yamana Group Company is in default in the payment of (or in the performance of any material obligation applicable to) any Indebtedness in excess of U.S.$3,000,000, no Default is outstanding or would result from the making of any Loan and no Yamana Group Company is in default under any material provision of any Instrument to which it is party, any Applicable Law or Contractual Obligation or the terms or conditions upon which any Approval has been granted, in any case, other than defaults (except for breaches of the obligations of any Yamana Group Company under the Finance Documents) which would not reasonably be expected to have a Materially Adverse Effect.  Any reference in this Clause 6.6 to the term “default” shall exclude any circumstance where the Borrower is able to demonstrate to the reasonable satisfaction of the Facility Agent that the Yamana Group Company in question is engaged in a bona fide dispute as to the existence or otherwise of such a default and that it is diligently and expeditiously pursuing in good faith such remedies and relief as may be appropriate to resolve such dispute in its favour.

6.7                              Litigation, etc

There is no pending or, to the knowledge of the Borrower, threatened litigation, arbitration, employment dispute or governmental investigation or proceeding against any Yamana Group Company or to which any of any such entity’s business, operations, properties, assets, revenues or prospects is subject which would reasonably be expected to have a Materially Adverse Effect.

6.8                              No Breach of Laws

No Yamana Group Company has breached any Applicable Law or regulation which breach has or would reasonably be expected to have a Materially Adverse Effect.

6.9                              Materially Adverse Effect

Since 31 December, 2005 and since the date of the most recent financial statements relating to the Borrower delivered pursuant to Clause 7.1(a) (Financial Information, etc), there have been no occurrences which, individually or in the aggregate, have or would reasonably be expected to have a Materially Adverse Effect.

6.10                        Taxes and Other Payments

Each Yamana Group Company, other than an Excluded Subsidiary, has:

(a)                                  filed all material tax returns and reports required by Applicable Law to have been filed by it, and

(b)                                 paid all material taxes and governmental charges thereby shown to be owing except any such taxes, charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books and all claims for sums due for labour, material, supplies, personal property and services of every kind and character provided with respect to, or used in connection with its business, other than claims where the failure to pay has not and would not reasonably be expected to result in a Materially Adverse Effect.

6.11                        Adequacy of Information

The factual information provided by or on behalf of any Yamana Group Company to any Finance Party in connection with its decision to enter into this Agreement (including the Insurance Summary) or from time to time in connection with this Agreement is, in each such case, true and correct in all material respects and do not omit to state any information or fact the omission of which might render any conclusion or statement contained therein misleading in any material respect.  The financial projections, estimates and other information as to future circumstances contained in the materials provided to the Independent Engineer in connection with the review referred to in Clause 5.1(f) (Technical Review) or in any other information provided to any Finance Party in connection with this Agreement are, in each such case, fair and reasonable and, to the best of the Borrower’s knowledge, have been arrived at after reasonable enquiry and have been made in good faith by the Persons responsible therefor.

6.12                        Environmental Warranties

(a)                                  All facilities and properties (including any groundwater affected by the activities conducted on such facilities and properties) owned, operated, leased and utilised by any Yamana Group Company have been, and continue to be, owned, operated, leased or utilised in compliance with the Agreed Environmental Requirements and any applicable order of any court or Governmental Agency and in compliance with all Environmental Laws, except where non-compliance has not and would not reasonably be expected to result in any Materially Adverse Effect and, in the case of any non-compliance known to the Borrower, one or more of the Yamana Group Companies are diligently taking all reasonable steps to remedy such non-compliance and are co-operating fully with any independent expert engaged by the Lenders pursuant to Clause 9.8(b) (Environmental Covenants) to investigate, and monitor the progress of the Yamana Group Companies to remedy the breach;

(b)                                 no Yamana Group Company manages any Hazardous Materials at any of its facilities or assets in violation of any Environmental Laws, except where such violation has not and would not reasonably be expected to result in any Materially Adverse Effect and, in the case of any violation known to the Borrower, one or more of the Yamana Group Companies are diligently taking all reasonable steps to remedy such violation and are co-operating fully with any independent expert engaged by the Lenders pursuant to Clause 9.8(b) (Environmental Covenants) to investigate, and monitor the progress of the Yamana Group Companies to remedy the violation;

(c)                                  there are no events, conditions or circumstances occurring at or relating to any facilities or assets of any Yamana Group Company involving any environmental pollution or contamination that have led to, or would reasonably be expected to lead to, any action being taken by any Governmental Agency or any other Person charged under law with a responsibility to enforce any Environmental Law which could reasonably be expected to have a Materially Adverse Effect;

(d)                                 all notices, permits, licenses or similar authorisations, if any, required to be obtained or filed by any Yamana Group Company in connection with the operation or use of any and all property of any Yamana Group Company (including past or present treatment, transportation, storage, disposal or release of Hazardous Materials into the environment) have been duly obtained or filed, except where the failure to obtain or file has not and would not reasonably be expected to result in any Materially Adverse Effect and, in the case where the failure to obtain or duly file is known to the Borrower, one or more of the Yamana Group Companies are diligently taking all reasonable steps to duly obtain or file the required notice, permit, licence or similar authorisation and are co-operating fully with any independent expert engaged by the Lenders pursuant to Clause 9.8(b) (Environmental Covenants) to investigate, and monitor the progress of the Yamana Group Companies to remedy the failure;

(e)                                  the Yamana Group Companies have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released and there has been no threatened release of any Hazardous Materials on or to any property of the Yamana Group Companies other than in compliance with Environmental Laws, except to the extent the failure to do so would not reasonably be expected to have a Materially Adverse Effect or which would not reasonably be expected to result in remedial obligations having a Materially Adverse Effect, assuming disclosure to the applicable Governmental Agency of all relevant facts, conditions and circumstances, if any pertaining to the relevant property, and in the case of any non-compliance known to the Borrower, one or more of the Yamana Group Companies are diligently taking all reasonable steps to remedy such non-compliance and are co-operating fully with any independent expert engaged by the Lenders pursuant to Clause 9.8(b) (Environmental Covenants) to investigate, and monitor the progress of the Yamana Group Companies to remedy the breach; and

(f)                                  The Yamana Group Companies have no Contingent Liability in connection with any release or threatened release of any Hazardous Materials into the environment which have had, or would reasonably be expected to have, a Materially Adverse Effect.

6.13                        Mining Rights, Project Assets

The Yamana Group Companies have acquired all assets (including mining rights), and have obtained such other surface and other rights as are necessary on the date the representation contained in this Clause is made or repeated from time to time for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are required in connection with the development and operation of the projects owned by them in accordance with the materials provided to the Independent Engineer in connection with the review referred to in Clause 5.1(g) (Technical Review), except to the extent that the failure to so acquire or obtain such assets or rights have not had, and would not reasonably be expected to have, a Materially Adverse Effect.

6.14                        Pari Passu

The payment Obligations of each Obligor under each Finance Document to which it is a party rank at least pari passu in right of payment with all of such Obligor’s other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

7.                                    INFORMATION UNDERTAKINGS

7.1                              Financial Information, etc

Unless filed on SEDAR (and provided that (i) the documents filed thereon would satisfy any reporting or similar requirements under Applicable Law applying to a Lender and (ii) the Facility Agent has been notified by the Borrower each time any document has been filed on SEDAR) the Borrower will furnish, or will cause to be furnished, to the Facility Agent one copy of each of the following financial statements, reports and information:

(a)                                  promptly when available, and in any event within ninety (90) days after the close of each Fiscal Year, the consolidated balance sheet of the Borrower and its subsidiaries at the close of such Fiscal Year, the related consolidated audited financial statements of the Borrower and its subsidiaries with comparable information at the close of and for the prior Fiscal Year, and reported on without Impermissible Qualification by Deloitte & Touche LLP or other auditors of recognised international standing;

(b)                                 promptly when available, and in any event within forty five (45) days after the close of each of the first three (3) Fiscal Quarters of each Fiscal Year, the consolidated balance sheet of the Borrower and its subsidiaries at the close of such Fiscal Quarter, the related consolidated unaudited financial statements of the Borrower and its subsidiaries, in each case for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding period during such prior Fiscal Year) and certified by an accounting or financial Authorised Representative of the Borrower as being a true and complete copy thereof;

(c)                                  within (i) forty five (45) days after the close of each of the first three (3) Fiscal Quarters in any Fiscal Year and (ii) ninety (90) days after the close of the final Fiscal Quarter in any Fiscal Year, a Compliance Certificate calculated as of the last day of such Fiscal Quarter;

(d)                                 as soon as possible and in any event within three (3) Business Days after an Authorised Representative of the Borrower actually becomes aware of (or, having made such enquiry which a reasonably prudent Person in the position of such Authorised Representative should be making, should have become aware of) the occurrence of any Default, a statement of the chief financial Authorised Representative of the Borrower setting forth details of such Default and the action which has been taken, and which it is proposed be taken, with respect thereto;

(e)                                as soon as possible (and in any event within three (3) Business Days) after any Authorised Representative of the Borrower actually becomes aware of (or, having made such enquiry which a reasonably prudent Person in the position of such Authorised Representative should be making, would become aware of) of any event or circumstance which would reasonably be expected to have a

Materially Adverse Effect, notice of such event or circumstance describing the same in reasonable detail;

(f)                                    promptly upon the making thereof, copies of each communication from the Borrower to its shareholders or creditors generally, which, in any such case, relate to or describe any material matter in connection with the business, operations, assets, financial condition or prospects of any Yamana Group Companies;

(g)                                 within forty five (45) days after each Quarterly Calculation Date, statements in reasonable detail of the amounts of metal produced and sold by each Guarantor during the Quarter ending on such Quarterly Calculation Date and of the average realised price in connection with such sales; and

(h)                               within forty five (45) days of the close of each Fiscal Year, statements in reasonable detail of the metal reserves and resources defined in accordance with Canadian National Instrument 43-101 owned by the Yamana Group Companies.

7.2                              Other Information

The Borrower will furnish, or will cause to be furnished, to the Facility Agent such other information with respect to the financial condition, business, property, assets, revenues and operations of any Yamana Group Company (including any supporting calculations with respect to any discounted cash flow valuation used in connection with the determination of the Intangible Portion of Mineral Properties at any time) as the Facility Agent or any Lender (acting through the Facility Agent) may from time to time reasonably request.

8.                                    FINANCIAL COVENANTS

8.1                              Financial Condition

The Borrower will not permit:

(a)                                  Consolidated Tangible Net Worth to be, on any Quarterly Calculation Date, less than U.S.$720,000,000;

(b)                                 the Consolidated Debt: Consolidated EBITDA Ratio to be, for any one (1) year period ending on a Quarterly Calculation Date, more than two hundred and fifty percent (250%); or

(c)                                  the Consolidated Debt: Consolidated Tangible Net Worth Ratio to be, on any Quarterly Calculation Date, more than eighty percent (80%).

9.                                    GENERAL UNDERTAKINGS

The Borrower agrees with each Finance Party that, until all Commitments have terminated and any principal, interest, fee, reimbursement expense or other liquidated expense outstanding from any Obligor under the Finance Documents has been paid in full, it will perform its obligations set forth in this Clause.

9.1                              Compliance with Laws

The Borrower will, and the Borrower will cause each Yamana Group Company to, comply with all Applicable Laws except where the failure to comply would not reasonably be expected to have a Materially Adverse Effect.

9.2                              Approvals

The Borrower will, and the Borrower will cause each Yamana Group Company to, obtain, maintain in full force and effect, and comply in all respects with, all Approvals as may be required or advisable from time to time for each Yamana Group Company to:

(a)                                  execute, deliver, perform and preserve its rights under any of the Finance Documents (to which it is a party) executed or to be executed by it;

(b)                                 grant and perfect the Liens granted or purported to be granted and perfected by it pursuant to any Security Agreement to which it is a party; and

(c)                                  maintain and operate its business except where the failure to so obtain, maintain or comply would not reasonably be expected to have a Materially Adverse Effect.

9.3                              Maintenance of Corporate Existence, etc

The Borrower will, and the Borrower will cause each Yamana Group Company to, do and cause to be done at all times all things necessary to maintain and preserve its corporate existence and will do and cause to be done at all times all things necessary to be duly qualified to do business and be in good standing (where such concept is relevant) under its jurisdiction of incorporation or as a foreign corporation, in each jurisdiction where the nature of its business makes such qualification necessary except where the failure to do so results from a Permitted Reorganisation or where the failure to have or maintain such qualification to do business or status in good standing would not reasonably be expected to have a Materially Adverse Effect.

9.4                              Payment of Taxes, etc

The Borrower will, and the Borrower will cause each Yamana Group Company to, file all material tax returns and reports required by Applicable Law to have been filed by it.  The Borrower will, and the Borrower will cause each Yamana Group Company to, pay and discharge, as the same may become due and payable, all material taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require any Yamana Group Company to pay or discharge any such tax, assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

9.5                              Books and Records; Access to Premises

(a)                                  The Borrower will and the Borrower will cause each Yamana Group Company to, keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP.  On not less than three (3) days prior written notice (and, when no Default has then occurred and is continuing, upon the reasonable request of the Facility Agent), the Borrower will permit the Finance Parties, or any of their respective representatives to inspect any and all of the properties and operations of any Yamana Group Company, to visit all of their respective offices or any other location where relevant personnel or records are located, to discuss their respective financial matters with their officers, their banks and, if approved by the Borrower, their independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss their financial matters with any of the foregoing Persons or its representatives as long as a representative of the relevant Yamana Group Company is present and the Borrower has approved such discussion) and to examine (and photocopy extracts from) any of their books or other corporate records or any Instrument, document or correspondence relating to the financing contemplated hereby.  Without limiting the generality of the foregoing, the Borrower shall cause each Yamana Group Company to provide all relevant and necessary assistance to the Finance Parties in connection with the exercise of their rights hereunder.  The Borrower shall pay any fees of such chartered accountant or certified public accountant and reasonable out-of-pocket expenses of the Finance Parties incurred in connection with the exercise of their rights pursuant to this Clause.

(b)                                 Upon the request of the Facility Agent, which request shall not be unreasonably denied, the Borrower will permit the Independent Engineer to have unrestricted access to the Chapada Project:

(i)                                     to assist the Facility Agent in reviewing the production log data which shall be provided to the Facility Agent together with the Chapada Completion Certificate on the Chapada Completion Date;

(ii)                                  if any technical completion criteria in connection with the Chapada Completion Certificate has not been satisfied; or

(iii)                               if the commencement of the commercial production in connection with the Chapada Project has not been declared by June 30, 2007.

9.6                              Future Security and Guarantees

(a)                                 The Borrower will ensure that the rights and benefits of each Obligor under any Risk Management Agreement entered into prior to, on or after the

Effective Date shall be assigned by way of security to the Finance Parties as security for the Obligations.  Such assignment by way of security shall be implemented promptly following the effectiveness of any such Risk Management Agreement and shall be implemented on terms and conditions, and pursuant to documentation, satisfactory to the Facility Agent in its reasonable discretion.

(b)                                The Borrower will ensure that the rights and benefits of each Yamana Group Company under any intercompany loan agreement entered into with a Material Project Company, as borrower (i) prior to the Effective Date and (ii) on or after the Effective Date other than in respect of Excluded Loans, shall be assigned by way of security for the Obligations.  Such assignment by way of security shall be implemented promptly following the effectiveness of any such intercompany loan and shall be implemented on terms and conditions and pursuant to documentation, satisfactory to the Facility Agent in its reasonable discretion.  “Excluded Loans” for purposes of this section means outstanding loans under intercompany loans entered into with a Material Project Company, as borrower, on or after the Effective Date that (i) have not been assigned by way of security for the Obligations; and (ii) are in an aggregate outstanding principal amount that is not more than U.S.$50,000,000.

(c)                                 The Borrower will (i) cause any Additional Guarantor to enter into a Guarantee in the Agreed Form immediately upon the Additional Guarantor becoming a Subsidiary of the relevant Guarantor and (ii) cause any Additional Guarantor to deliver to the Facility Agent all of the relevant documents and other evidence in Clause 5.1 (Initial Loans) in relation to that Additional Guarantor, each in a form and substance satisfactory to the Facility Agent that is consistent with the documents previously executed and delivered by the other Guarantors.

9.7                              Use of Proceeds

The Borrower shall apply the proceeds of the Loans for general corporate purposes of the Yamana Group Companies, including for the purpose of funding any Permitted Acquisition.

9.8                              Environmental Covenants

The Borrower will, and the Borrower will cause each Yamana Group Company to:

(a)                                  except to the extent that the failure to do so would not reasonably be expected to have a Materially Adverse Effect, (i) use and operate all of its facilities and properties in compliance with any Environmental Laws and the Agreed Environmental Requirements, (ii) keep all necessary or advisable permits, approvals, certificates, licenses and other authorisations relating to environmental matters in effect and remain in compliance therewith, and (iii) handle all Hazardous Materials in material compliance with all applicable Environmental Laws and the Agreed Environmental Requirements;

(b)                                 promptly after an Authorised Representative of the Borrower actually becomes aware of (or, having made such enquiry which a reasonably prudent

Person in the position of such Authorised Representative should be making, should have become aware of) any breach of Environmental Law or Agreed Environmental Requirements;

(i)                                   diligently and expeditiously take, or cause other Yamana Group Companies to diligently and expeditiously take, all reasonable steps available to them to remedy such breach;

(ii)                                notify the Facility Agent of any breach of any Environmental Law or Agreed Environmental Requirements that is material; and

(iii)                            co-operate fully with any independent expert engaged by the Lenders to investigate, and monitor the progress of the Yamana Group Companies in remedying any material breach of any Environmental Law or Agreed Environmental Requirements (and the Borrower hereby undertakes to pay all fees and all reasonable costs and expenses of such independent expert);

(c)                                  promptly notify the Facility Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws and the Agreed Environmental Requirements; and

(d)                                 provide such information and certifications which the Facility Agent may reasonably request from time to time to evidence compliance with this Clause.

9.9                              Pari Passu

The Borrower will, and the Borrower will cause each Yamana Group Company to, ensure that the payment Obligations of each Obligor under this Agreement and each other Finance Document to which such Obligor is a party rank at least pari passu in right of payment with all of such Obligor’s present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

9.10                        Accuracy of Information

The Borrower will, and the Borrower will cause each Yamana Group Company to ensure that all factual information hereafter furnished by or on behalf of any Yamana Group Company in writing to any Finance Party for the purposes of or in connection with this Agreement or any transaction contemplated hereby will be true and accurate in all material respects on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact known to the relevant Yamana Group Company necessary to make such information not misleading in any material respect.

9.11                           Insurance

The Borrower will, and  the Borrower will cause each Yamana Group Company to, maintain such insurance (including business interruption and delay in start up insurance) with respect to the properties and business of each Yamana Group

Company against such casualties and contingencies and of such types and in such amounts as senior management of the Borrower shall consider appropriate, acting reasonably, and provided further that such insurance is consistent with, or provides more coverage than, the insurance maintained by the Yamana Group Companies on the date of this Agreement as described in the Insurance Summary (including with respect to the credit worthiness of the insurance companies providing such insurance) and such other insurance as may be required by any Applicable Law and the Borrower will, upon the request of the Facility Agent, furnish to the Facility Agent at reasonable intervals updates to the Insurance Summary setting forth the nature and extent of all insurance maintained by the Yamana Group Companies in accordance with this Clause.  Without prejudice to the foregoing the Borrower will, and the Borrower will cause each Yamana Group Company to, ensure that all premiums required to be paid in order to ensure that the policies referred to in this Clause are in full force and effect shall be paid as and when the same shall become due and payable.

9.12                        Business Activities; Fiscal Year

The Borrower will not, and will not permit any Yamana Group Company to, engage in any business other than the exploration, development, mining and related activities in connection with the mining of gold, silver or copper and activities incidental thereto.

9.13                        Financial Indebtedness of Guarantors

The Borrower will not permit any Guarantor to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Financial Indebtedness other than:

(a)                                  Financial Indebtedness in respect of the Loans and other Obligations;

(b)                                 Financial Indebtedness of the Guarantors not in excess of U.S.$50,000,000 (or the equivalent thereof in any other currency) in aggregate at any one time outstanding incurred to suppliers of equipment and other personal property constituting capital costs in respect of the financing of the acquisition of such equipment or personal property or in respect of capital leases relating to such equipment or personal property;

(c)                                  Financial Indebtedness outstanding from one Yamana Group Company which is an Obligor to another Yamana Group Company as set out in the Intercompany Loan Letter provided that such Indebtedness and future Indebtedness of that nature is subordinated to the Obligations of that Yamana Group Company under the Finance Documents pursuant to the Subordination Agreement;

(d)                                 Financial Indebtedness permitted to be incurred pursuant to Clause 9.14; and

(e)                                  Financial Indebtedness in respect of the prepayment of export contracts in an aggregate outstanding Principal Amount not exceeding U.S.$10,000,000.

9.14                        Certain Indebtedness of Yamana Group Companies

The Borrower will not, and the Borrower will not permit any Yamana Group Company to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Risk Management Obligations or Indebtedness in respect of guarantees other than:

(a)                                  Risk Management Obligations incurred by any Yamana Group Company pursuant to any Permitted Risk Management Agreement; and

(b)                                 Indebtedness in respect of Permitted Guarantees.

9.15                        Liens

The Borrower will not permit any Guarantor to create, incur, assume or suffer to exist any Lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired, except:

(a)                                  Liens in favour of the Security Agent (for the rateable benefit of the Finance Parties) or in favour of the Finance Parties granted pursuant to any Finance Document;

(b)                                 Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books and during such period during which such Liens are being contested such Liens shall not be executed on or enforced against any assets of the relevant Guarantor;

(c)                                  Liens of carriers, warehousemen, mechanics, materialmen, contractors, suppliers and landlords incurred in connection with the construction, maintenance, repair or operation of the property of the relevant Guarantor for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(d)                                 Liens incurred in the ordinary course of business in connection with unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Financial Indebtedness entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

(e)                                  judgment Liens in existence less than ten (10) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

(f)                                    Liens securing Indebtedness permitted to be incurred and outstanding pursuant to Clause 9.13(e) (Indebtedness of Guarantors); provided, however, that any such Lien shall attach only to the asset in respect of which such Indebtedness is incurred and any proceeds thereof;

(g)                                easements, rights-of-way, servitudes, restrictions and similar rights in real property comprised in the assets of the relevant Guarantor or interests therein granted or reserved to third parties or minor title defects or irregularities which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the use thereof in the operation of the business of the relevant Guarantor;

(h)                                servicing agreements, development agreements, site plan agreements and other agreements with governmental or public authorities pertaining to the use or development of any property provided that such agreements do not materially interfere with the use of such property in the operation of the business of the relevant Guarantor.

(i)                                    the right reserved to or vested in any governmental entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the relevant Guarantor, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(j)                                    Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of the relevant Guarantor;

(k)                                 Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing arrangement securing payment of the obligations of the relevant Guarantor to the processor in connection therewith not at the time delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(l)                                    royalties on the production or profits from mining which are in existence on the date hereof or on any property acquired pursuant to any Permitted Acquisition on the date of such acquisition;

(m)                              the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein in Canada or in any comparable grant in jurisdictions other than Canada;

(n)                                applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions do not materially interfere with the use of such land or structures in the operation of the business of the relevant Guarantor;

(o)                                Liens described in the title opinions of (i) Enrique Rodriguez Burchard, Attorney at Law, dated September 6, 2006, addressed to Viceroy Exploration Ltd. relating to the San Andres Mine; and (ii) Machado de Campos, Pizzo e Barreto, Advogados, dated August 30, 2006, addressed to Viceroy Exploration Ltd, relating to the Fazenda Nova Mine and Lavrinha Property, the Sao

Franciso and Sao Vicente Projects, the Chapada Project, the Fazenda Brasileiro Mine;

(p)                                 prior to 31 January 2007, Liens in favour of Bank of Montreal securing payment of obligations of the Borrower in respect of corporate credit cards in an aggregate amount not exceeding U.S.$150,000; and

(q)                                 the extension, renewal or refinancing of any Lien permitted hereby provided that the Principal Amount so secured does not exceed the Principal Amount secured immediately prior to such extension, renewal, or refinancing and the Lien is not extended to any additional property of the relevant Guarantor.

9.16                        Acquisitions

The Borrower will not, and the Borrower will not permit any Guarantor to, acquire any asset other than:

(a)                                  assets acquired in connection with the day to day operations or administration of the affairs of such Obligor;

(b)                                assets acquired for use in, or shares or other ownership interests in a business entity carrying on, a business of the nature referred to in Clause 9.12 acquired at a time when no Default has occurred and is continuing and in circumstances where the acquisition thereof would not cause, and would not reasonably be expected to result in, a Default.

9.17                        Mergers, etc

(a)                                  Except for Permitted Reorganisations, the Borrower will not, and the Borrower will not permit any Obligor to, enter into any amalgamation, demerger, merger, reconstruction, joint venture or partnership.

(b)                                 The Borrower shall procure that, following any reorganisation between the Obligors of the nature described in the definition of Permitted Reorganisation, any continuing entity following the effectiveness of such reorganisation is an Obligor for the purposes of this Agreement with Obligations similar to those undertaken by the relevant Obligors prior to such reorganisation and the Borrower shall ensure that the relevant Obligors enter into and deliver documentation of the nature described as Clause (b)(iv) of such definition.

9.18                        Asset Dispositions, etc

The Borrower will not permit any Guarantor to, at any time, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to, any of its assets (including Investments and accounts receivable) to any Person, unless:

(a)                                  such disposition is of output from any mining project owned by such Guarantor and is made in the ordinary course of business;

(b)                              such disposition is of obsolete assets which are no longer used or required by the relevant Guarantor or of assets which are to be replaced;

(c)                                  the net book value of all assets disposed of by all Guarantors (excluding, however, assets disposed of pursuant to clause (a) or (b)) in the same Fiscal Year does not exceed U.S.$5,000,000 (or the equivalent thereof in any other currency) in the aggregate and fair value in cash or other assets is received therefor; or

(d)                                 such sale, transfer, lease or disposal is of an Excluded Property or, except where such sale, transfer, lease or disposal would reasonably be expected to have a Materially Adverse Effect, is made to another Obligor.

9.19                        Restricted Payments, etc

The Borrower will not:

(a)                                  declare, pay or make any distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of the Borrower or on any ownership interest of the Borrower or on any warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower, or warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, the Borrower;

(b)                                 repay, redeem, purchase or otherwise defease or discharge any Indebtedness owing to, or make any other payment to, any Affiliate; or

(c)                                  make any deposit for any of the foregoing purposes or otherwise discharge any Indebtedness incurred by any Affiliate;

provided, however, that at any time when no Default shall have occurred and be continuing (and where no Default would occur as a result of the making of any payment described in this Clause) the Borrower may, during any Fiscal Year, make any such payments.

10.                              EVENTS OF DEFAULT

10.1                        Events of Default

The term “Event of Default” shall mean any of the events set forth in this Clause.

(a)                                  Non-Payment of Obligations

The Borrower:

(i)                                   shall default in the payment, repayment or prepayment when due of any Principal Amount of any Loan unless:

(A)                              the Borrower’s failure to pay is caused by:

(x)            administrative or technical error; or

(y)           a Disruption Event; and

(B)                                payment is made within three (3) Business Days of its due date; or

(ii)                                  shall default in the payment when due of any other Obligation (and such default shall continue unremedied for a period of two (2) Business Days after written notice of the default is given to the Borrower by the Facility Agent.

(b)                                 Non-Performance of Certain Covenants

The Borrower shall default in the due performance and observance of any of its obligations under Clause 9.3 (Maintenance of Corporate Existence, etc), 9.7 (Use of Proceeds), 9.9 (Pari Passu), or 9.12 (Business Activities; Fiscal Year) to 9.19 (Restricted Payments, etc) inclusive.

(c)                                  Non-Performance of Other Obligations

Any Obligor shall default in the due performance or observance of any term, condition, covenant or agreement contained herein or in any other Finance Document executed by it (other than a default referred to in Clause 10.1(a) (Non-Payment of Obligations) or 10.1(b) (Non-Performance of Certain Covenants)), and, if capable of cure or remedy, such default shall continue unremedied for a period of twenty five (25) days after written notice of the default is given to the Borrower by the Facility Agent.  The Borrower undertakes to notify the Facility Agent within five (5) Business Days after an Authorised Representative of the Borrower actually becomes aware of (or, having made such enquiry which a reasonably prudent Person in the position of such Authorised Representative should be making, should have become aware of), the occurrence of any default of the nature described in the immediately preceding sentence.

(d)                                 Breach of Representation or Warranty

Any representation or warranty of any Obligor made hereunder or under any other Finance Document executed by it or in any other document delivered by or on behalf of such Obligor to any Finance Party for the purposes of or in connection with this Agreement or any such Finance Document is or shall be incorrect in any material respect when made.

(e)                                  Default on Other Indebtedness

(i)                                   a default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Financial Indebtedness (other than Financial Indebtedness described in Clause 10.1(a) (Non-Payment of Obligations)) of any Yamana Group Company, having a Principal Amount, individually or in the aggregate, in excess of U.S.$10,000,000 (or the equivalent thereof in any other currency); or

(ii)                                a default shall occur in the performance or observance of any obligation or condition with respect to any Indebtedness (other than Indebtedness described in Clause 10.1(a) (Non-Payment of Obligations)) of any Obligor if the effect of such default would reasonably be expected to have a Materially Adverse Effect.

(f)                                    Bankruptcy, Insolvency, etc

(i)                                     Any Yamana Group Company (other than an Excluded Subsidiary):

(A)                              becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its Indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(B)                                commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) (the “BIA”), or makes an assignment of its property for the general benefit of its creditors under the BIA, or makes a proposal (or files a notice of its intention to do so) under the BIA;

(C)                                institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganisation, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganisation, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(D)                               applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(E)                                 threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Clause 13.11(f)(i)

or 13.11(f)(ii), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof,

provided that where any such event occurs with respect to a Yamana Group Company that is not an Obligor, it shall only constitute an Event of Default if it could reasonably be expected to have a Materially Adverse Effect;

(ii)                                  any petition is filed, application made or other proceeding instituted against or in respect of any Yamana Group Company (other than an Excluded Subsidiary):

(A)                              seeking to adjudicate it an insolvent;

(B)                                seeking a receiving order against it under the BIA;

(C)                                seeking liquidation, dissolution, winding-up, reorganisation, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganisation, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the CCAA and any applicable corporations legislation) or at common law or in equity;

(D)                               seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

(E)                                and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against such Yamana Group Company thereunder in the interim, such grace period will cease to apply, and provided further that if such Yamana Group Company files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

provided that where any such event occurs with respect to a Yamana Group Company that is not an Obligor, it shall only constitute an Event of Default if it could reasonably be expected to have a Materially Adverse Effect; or

(iii)                              any other event occurs which, under the Applicable Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Clause 10.1(f)(i) or 10.1(f)(ii);

(iv)                             provided, however, that any of the foregoing events described in this Clause 10.1(f) shall not constitute an Event of Default to the extent that such event has occurred as part of a Permitted Reorganisation.

(g)                                 Impairment of Finance Documents

(i)                                    any Finance Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto;

(ii)                                 any Obligor or any other party shall, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document and such contest continues undismissed, or unstayed and in effect, for a period of thirty (30) days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the effectiveness, validity, binding nature or enforceability of any Finance Document in the interim, such grace period will cease to apply; or

(iii)                              any Lien securing any Obligation shall, in whole or in part, cease to be a perfected Lien which, except as referred to in Clause 6.3(b) (Validity, etc), ranks first in priority and in a case where such an event occurs through no fault of any Yamana Group Company, the Borrower has not, and has not caused the relevant Obligors promptly upon becoming aware of the same or upon being requested to do so by the Facility Agent to execute and deliver all such further documents, and do all such further acts and things as the Facility Agent may require in order to reinstate or replace the relevant Liens as first ranking perfected Liens, subject only to Permitted Liens.

(h)                                 Judgments

Any judgment or order for the payment of money which is, individually or in the aggregate with respect to all Yamana Group Companies (other than Excluded Subsidiaries) in excess of U.S.$3,000,000 (or the equivalent thereof in any other currency), shall be rendered against any Yamana Group Company (other than an Excluded Subsidiary) and either:

(i)                                    enforcement proceedings shall have been commenced by any creditor upon such judgment or order (and in the case of a default judgment, such proceedings have not been dismissed or stayed within five (5) Business Days of the commencement of such proceedings); or

(ii)                                 there shall be any period of ten (10) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(i)                                     Expropriation, etc.

Any Governmental Agency or other Person purporting to be, or acting as, any Governmental Agency condemns, nationalises, seizes or otherwise expropriates any material part of any Material Project either (i) directly, through taking such action in connection with property or other assets of any Obligor or (ii) indirectly, through taking such action in connection with the share capital or other ownership interests of any Obligor, and such condemnation, nationalisation, seizure, expropriation, assumption, action or implementation is not withdrawn, rescinded, reversed, or in the case of any such action with respect to property or assets, the same are not replaced with equivalent property or assets within thirty (30) days.

(j)                                     Change in Control, etc

(i)                                    a Change in Control of the Material Projects shall occur;

(ii)                                 a Change in Control of the Borrower shall occur without the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld or delayed); or

(iii)                              the common shares of the Borrower shall cease to be listed on either (i) the American Stock and Options Exchange, (ii) the Toronto Stock Exchange or (iii) the Alternative Investment Market of the London Stock Exchange.

(k)                                  Materially Adverse Effect, etc.

Any event shall occur or condition shall exist which constitutes a Materially Adverse Effect.

(l)                                     Chapada Completion

The Chapada Completion Date shall not have occurred on or prior to 31 December, 2007.

10.2                        Action if Bankruptcy

If any Event of Default described in Clause 10.1(f) (Bankruptcy, Insolvency, etc) shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding Principal Amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

10.3                        Action if Other Event of Default

If any Event of Default (other than any Event of Default described in Clause 10.1(f) (Bankruptcy, Insolvency, etc)) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Facility Agent may, and shall upon the direction of the Required Lenders (but not otherwise), upon notice or demand to the Borrower, declare all or any portion of the outstanding Principal Amount of the Loans to be due and payable and any or all other Obligations to be due and payable and/or the

Commitments (if not theretofore terminated) to be terminated, whereupon the relevant unpaid Principal Amount of the Loans and any and all other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand, or presentment, and/or, as the case may be, the Commitments shall terminate.

11.                              THE AGENTS AND THE MLAS

11.1                        Appointment

Each of the Lenders hereby:

(a)                                  appoints each Agent as its agent in connection herewith and, in the case of the Security Agent, as security agent to hold the benefit of the security granted pursuant to those Security Agreements where it is designated as Security Agent;

(b)                                 authorises each Agent to exercise such rights, powers and discretions as are specifically delegated to such Agent by the terms of the Finance Documents together with all such rights, powers and discretions as are reasonably incidental thereto;

(c)                                  agrees that the Security Agent shall hold the benefit of the security granted pursuant to the Security Agreements and the obligations of the Guarantors under the Guarantees for itself and the Finance Parties subject to and in accordance with the provisions hereof and of the Security Agreements and the guarantees, which provisions are hereby agreed to and approved by each Party to this Agreement; and

(d)                                 irrevocably and unconditionally authorises and requests the Security Agent to enter into the Security Agreements and the Guarantees to hold the benefit of the security and the undertakings granted pursuant to the Security Agreements and the Guarantees.

11.2                        Reliance, etc

Each Agent may:

(a)                                  assume that:

(i)                                     any representation made by any Obligor in connection with any Finance Document is true;

(ii)                                  no Default has occurred; and

(iii)                               no Obligor is in breach of or in default of its obligations under any Finance Document to which it is a party unless, in each such case, such Agent has actual knowledge or actual notice to the contrary;

(b)                                 in the case of the Facility Agent, assume that the Dollar Lending Office of each Lender is that specified on the signature pages attached hereto (and, in the case of a transferee of any Lender, as specified to the Facility Agent by the transferee of such Lender at the time of making such transfer) until it has received from any Lender a notice designating some other office of such Lender to replace its Dollar Lending Office, provided that it obtains the consent of the Borrower (such consent not to be unreasonably withheld or delayed) and may act upon any such notice until the same is superseded by a further such notice;

(c)                                  engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may seem necessary, expedient or desirable to it and rely upon any advice so obtained;

(d)                                 rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Obligor upon a certificate signed by or on behalf of such Obligor;

(e)                                  rely upon any communication or document believed by it to be genuine;

(f)                                    refrain from exercising any right, power or discretion vested in it as an agent under any Finance Document unless and until instructed by the Required Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)                                 in the absence of instructions from the Required Lenders (or, if appropriate, all the Lenders) or in the case of emergency where such Agent is not able to obtain such instructions in a timely manner, act (or refrain from taking action) as it considers to be in the best interests of the Lenders;

(h)                                 refrain from acting in accordance with any instructions of Required Lenders to begin any legal action or proceeding arising out of or in connection with any Finance Document until it shall have received such security and/or further indemnities as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees and expenses on a full indemnity basis) and liabilities which it will or may expend or incur in complying with such instructions; and

(i)                                     hold or place any Finance Document and any document coming into its possession or control pursuant thereto in safe custody with any bank or other Person whose business includes the safe custody of documents or with a lawyer or firm of lawyers in Toronto, Ontario, without responsibility to any Finance Party for any loss incurred by reason of any action or inaction on the part of any such Person or for the supervision of any such Person and may pay all sums required to be paid on account of or in respect of the foregoing.

11.3                         Actions

(a)           Each Agent shall:

(i)                                     promptly forward to (i) the Documentation Agent the original or a copy of any document which is delivered to such Agent and (ii) a Party the original or a copy of any document which is delivered to such Agent (including, any financial statements, reports and information delivered to the Facility Agent pursuant to Clause 7.1 (Financial Information, etc.) for that Party by any other Party;

(ii)                                  if the Agent receives a notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, promptly notify the other Finance Parties thereof;

(iii)                             save as otherwise provided herein, act as agent or as Security Agent under any Finance Document to which it is a party in accordance with any instructions given to it by the Required Lenders, which instructions shall be binding on all of the Finance Parties; and

(iv)                              if so instructed by the Required Lenders, refrain from exercising any right, power or discretion vested in it as agent under any Finance Document to which it is a party.

(b)                                 The Facility Agent shall, if the Facility Agent receives a written notice from a Lender describing a default referred to in Clause 10.1(a)(ii) (Non-Payment of Obligations) (and such default shall have continued unremedied for a period of three (3) Business Days), promptly provide written notice of the default to the Borrower pursuant to Clause 10.1(a)(ii).

11.4                         Limitation on Actions

Notwithstanding anything to the contrary expressed or implied in any Finance Document, no Agent shall:

(a)                                  be bound to enquire as to:

(i)                                     whether or not any representation made by any Obligor in connection with any Finance Document is true;

(ii)                                  the occurrence or otherwise of any Default;

(iii)                               the performance by any Obligor of its obligations under any Finance Document; or

(iv)                              any breach of, or default by any Obligor of, its obligations under any Finance Document;

(b)                                 be bound to account to any Finance Party for any sum or the profit element of any sum received by it for its own account;

(c)                                  be bound to disclose to any other Person any information relating to any Obligor or any Affiliate of any thereof if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)                                 be under any fiduciary duty towards any Finance Party or under any obligations other than those for which express provision is made in the Finance Documents.

11.5                         Indemnification by Lenders

Each Lender shall, from time to time on demand by each Agent, indemnify such Agent in the proportion of such Lender’s Percentage at the time of such demand, against any and all reasonable costs, claims, expenses (including legal fees on a full indemnity basis) and liabilities which such Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent (and, in the case of the Facility Agent, as Security Agent) under the Finance Documents.

11.6                         Exculpation

Neither any Agent nor any MLA accepts any responsibility for the accuracy and/or completeness of any information supplied by or on behalf of any Yamana Group Company in connection with any Finance Document or for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and neither any Agent nor any MLA shall be under any liability as a result of taking or omitting to take any action in relation to any Finance Document (including any such action taken or omitted to be taken prior to the Effective Date in connection with the arrangement and implementation of the financing facilities contemplated by the Finance Documents), save in the case of gross negligence or wilful misconduct.

11.7                         Waiver

Each of the Finance Parties agrees that it will not assert or seek to assert against any director, officer, employee, agent or adviser of any Agent or any MLA any claim it might have against any Agent or any MLA in respect of the matters referred to in Clause 11.6 (Exculpation).

11.8                         Banking Activities

Each of the Agents and the MLAs may accept deposits from, lend money to and generally engage in any kind of banking or other business with, any Yamana Group Company.

11.9                         Resignation and Replacement

(a)                                  Each Representative may resign as such at any time upon at least thirty (30) days prior notice to the Borrower and all the Lenders; provided, however, that no such resignation shall be effective unless a successor to it as the relevant Representative is appointed in accordance with this Clause.  Following delivery of any such notice of resignation, the Required Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to the relevant Representative and the Borrower, appoint another Lender as the successor relevant Representative which shall thereupon become the relevant Representative hereunder.  If no successor Representative shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Representative’s giving notice of resignation, then the retiring Representative may, on behalf of the Finance Parties, appoint (with the prior written consent of each Borrower (such consent not to be unreasonably withheld or delayed)) a successor relevant Representative, which shall be one of the Lenders or another reputable and experienced banking or financial institution.

(b)                                 If any Representative shall default in, or commit any act of negligence or wilful misconduct in connection with, the performance of any of its material duties under any Finance Document then the Required Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to such Representative and the Borrower, appoint another Lender as a replacement relevant Representative which shall thereupon become the relevant Representative hereunder.

(c)                                  No consent of the Borrower to any change of any Representative pursuant to clause (a) or (b) shall be required at any time when any Default shall have occurred and be continuing.

11.10                   Discharge

If a successor to any Representative is appointed under the provisions of Clause 11.9 (Resignation and Replacement), then:

(a)                                  the retiring Representative shall be discharged from any further obligations under the Finance Documents but shall remain entitled to the benefit of the provisions of this Clause 11 (The Agents and the MLAs) and of Clauses 13.3 (Costs and Expenses) and 13.4 (Indemnification); and

(b)                                 its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party hereto.

11.11                   Credit Decisions

It is understood and agreed by each Finance Party that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of each Yamana Group Company and, accordingly, each Finance Party warrants to each of the Agents and the MLAs that it has not relied and will not hereafter rely on any Agent or MLA:

(a)                                  to check or enquire on its behalf into the adequacy, accuracy or completeness of either information provided by or on behalf of any Yamana Group Company in connection with this Agreement or any other Finance Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter circulated to such Finance Party by any Agent or any MLA); or

(b)                                 to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Yamana Group Company.

11.12                   The Agents and the MLAs

In acting as an Agent or as an MLA, each relevant Finance Party shall be treated as a separate entity from any other division of such Finance Party (or similar units of such Finance Party in any subsequent reorganisation) or its Affiliates and, without limiting the generality of the foregoing, in the event that any of such Finance Party’s divisions (or similar units) or Affiliates should act for any Yamana Group Company in an advisory capacity in relation to any other matter, any information given by any Yamana Group Company to such divisions (or similar units) or Affiliates for the purposes of obtaining advice shall be treated as confidential and shall not be available to the other Finance Parties without the consent of the Borrower; and notwithstanding anything to the contrary expressed or implied herein and without limiting the generality of the foregoing, such Finance Party shall not as between itself and the other Finance Parties be bound to disclose to any other Finance Party or other Person any information supplied by any Yamana Group Company to such Finance Party in its capacity as an Agent or an MLA hereunder which is identified by such Yamana Group Company at the time of supply as being unpublished price sensitive information relating to a proposed transaction by a Yamana Group Company to such Finance Party and supplied solely for the purpose of evaluating in consultation with such Finance Party in its capacity as advisor whether such transaction might require a waiver or amendment to any of the provisions contained in any Finance Document.

11.13                   Interpretation

As used in this Clause, “actual knowledge” and “actual notice” of any Representative or any MLA means actual knowledge or notice of those officers of such Representative, or, as the case may be, such MLA, from time to time responsible for the performance by such Representative, or, as the case may be, such MLA, of its obligations under the Finance Documents.

11.14                   Facility Agent to Conduct Proceedings

The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.  Any consent or approval of the Security Agent required or contemplated by any Security Agreement shall be deemed to have been given if the matter in question is consented to or approved by the Facility Agent.

11.15                   Manner of Reference to the Lenders

Whenever any Agent refers any question to the Lenders for any of the purposes of this Clause 11 it shall:

(a)                                  do so in writing; and

(b)                                 state a time (being reasonable in all the circumstances) within which each Lender is to give directions as aforesaid.

If not all the Lenders reply to such Agent within the required time as aforesaid (or such longer time as such Agent may allow) then the percentage referred to in the definition of Required Lenders shall be deemed to refer to the percentage of the aggregate shares of the Lenders who have so replied.

11.16                   Know Your Customer Checks

(a)                                  If:

(i)                                    the introduction of or any change in (or in the interpretation, administration or application of) any Applicable Law or regulation made after the date of this Agreement;

(ii)                                 any change in the status of any Obligor after the date of this Agreement; or

(iii)                              a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to an entity that is not a Lender prior to such assignment or transfer;

obliges any Finance Party (or, in the case of clause (a)(iii),  any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any other Finance Party) or any other Finance Party (for itself or, in the case of the event described in clause (a)(iii), on behalf of any prospective new Lender) in order for the Facility Agent or such Finance Party or, in the case of the event described in clause (a)(iii), any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar identification procedures under all Applicable Laws and regulations applicable to the transactions contemplated by this Agreement.

(b)                                 To the extent permitted by the Applicable Law of the relevant Lender, each Lender shall promptly upon the request of the any Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by such Agent (for itself) in order for such Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar identification procedures under all Applicable Laws and regulations applicable to the transactions contemplated by this Agreement.

11.17                   No fiduciary duties

(a)                                  Except, and to the extent, expressly set forth herein or in any Security Agreement or Guarantee or any other Finance Document, nothing in this Agreement constitutes any Representative as a trustee or fiduciary of any other Person.

(b)                                 No Representative shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

11.18                   Role of the MLAs

Except as specifically provided in the Finance Documents, no MLA has any obligations of any kind to any other Party under or in connection with the Finance Documents.

11.19                   Security Agreements

(a)                                  The Security Agent shall accept without investigation, requisition or objection whatever title any Person may have to the assets which are subject to the Security Agreements and shall not:

(i)                                    be bound or concerned to examine or enquire into the title of any Person;

(ii)                                 be liable for any defect or failure in the title of any Person, whether that defect or failure was known to the Security Agent or might have been discovered upon examination or enquiry and whether it is capable of remedy or not; or

(iii)                              be liable for any failure on its part to give notice of the Security Agreements to any third party or otherwise perfect or register the security created by the Security Agreements.

(b)                                 Upon the appointment of any successor Security Agent under Clause 11.9 (Resignation and Replacement), the resigning Security Agent shall execute and deliver such documents and do such other acts and things as may be necessary to vest in the successor Security Agent all the rights and interests vested in the resigning Security Agent under the Security Agreements.

(c)                                  Each Lender and each Representative authorises the Security Agent to hold each mortgage, charge or security created pursuant to any Finance Document in its sole name as Security Agent for the Finance Parties.

11.20                   Distribution of proceeds of enforcement

(a)                                  To the extent that the Security Agreements provide for the net proceeds of any enforcement to be applied against any secured liabilities, the Security Agent shall, within a reasonable period of time, pay them to the Facility Agent and the Facility Agent shall apply them in payment of any amounts due but unpaid under the Finance Documents, if applicable in the order set out in Clause 12.4 (Application of Proceeds).  This shall override any appropriation made by any Obligor.

(b)                                 Prior to paying the net proceeds of any enforcement over to the Facility Agent pursuant to Clause 11.20(a), the Security Agent may, at its discretion, accumulate proceeds of enforcement in an interest bearing account in its own name.

11.21                   Release of Guarantee

(a)                                  Upon the completion of a Permitted Reorganisation involving a Released Guarantor, the Security Agent shall execute and deliver to the Released Guarantor all such documents as may be required to terminate and release that Guarantee and any Security Agreements executed by, or granting a Lien on the issued and outstanding shares of, the Released Guarantor.

(b)                                 In the event that the completion of a Permitted Reorganisation would require the Security Agent to terminate and release the Guarantee of the Released Guarantor or the Security Agreements executed by, or granting a Lien on the issued and outstanding shares of, the Released Guarantor prior to or contemporaneously with the Permitted Reorganisation, the Facility Agent upon being satisfied that the appropriate arrangements have been made to fully maintain the Lien in favour of the Security Agent, if any, on all assets being transferred pursuant to the Permitted Reorganisation (other than shares in the Released Guarantor), shall terminate such Guarantee and Security Agreements prior to or contemporaneously with the Permitted Reorganisation in order to facilitate the completion thereof.

(c)                                  In the event that a Guarantor transfers any shares or other assets to another Obligor pursuant to Clause 9.18(d) (Asset Dispositions, etc) (the “Transferee”) and as a result thereof the Guarantor no longer owns, directly or indirectly, any assets forming part of any Material Projects, such Guarantor may by written notice to the Security Agent request that the Guarantee and all Security Agreements executed by, or granting a Lien on the issued and outstanding shares of, such Guarantor be terminated and released and, upon the Transferee executing and delivering all such further documents and doing all such further acts and things as the Facility Agent may reasonably require to fully maintain any Lien it may have on the transferred assets, the Security Agent shall execute and deliver to the Released Guarantor all such documents as may be required to terminate and release the Guarantee and the Security Agreements executed by, or granting a Lien on the issued and outstanding shares of, the Released Guarantor.

12.                               GENERAL PAYMENT PROVISIONS AND SET-OFF

12.1                         Payments

All payments by any Obligor pursuant to this Agreement or any other Finance Document, whether in respect of Principal Amount, interest or otherwise, shall (except with respect to any repayment or prepayment of any Obligation denominated in another currency) be paid in Dollars.  All such payments made in Dollars shall be made by the relevant Obligor to the Facility Agent for the account of each Finance Party entitled thereto, by delivery of Dollars in immediately available funds to an account of the Facility Agent at the Facility Agent’s Dollar Lending Office, which account shall be designated from time to time by notice to the Borrower from the Facility Agent, for the account of each Finance Party entitled thereto (and, if such payment shall be of less than the due amount of the relevant payment Obligation then due and owing, for the pro rata benefit of each Finance Party entitled to share in such payment in accordance with its respective portion of the aggregate unpaid amount of similar payment Obligations).  All such payments denominated in Dollars shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., Toronto time, on the date when due.  All such payments denominated in any currency other than Dollars shall be payable to such account, and by such time, as the Facility Agent shall specify from time to time.  Any payments received hereunder after the time and date specified in this Clause shall be deemed to have been received by the Facility Agent on the next following Business Day.  The Facility Agent shall promptly remit to each Finance Party its share (calculated as aforesaid), if any, of such payments, in kind.  Such remittance shall be to an account designated by such Finance Party to the Facility Agent by notice from time to time and maintained at, in the case of a Lender, such Lender’s Dollar Lending Office, or, in the case of any other Finance Party, such location as such Finance Party shall designate to the Facility Agent by notice from time to time.

12.2                         Redistribution of Payments

(a)                                  If, at any time, the proportion which any Finance Party (a “Recovering Finance Party”) has received or recovered (whether voluntary, involuntary, by application of set off or otherwise) in respect of its portion of any payment (a “relevant payment”) to be made under this Agreement or under any other Finance Document (other than any Risk Management Agreement to which it is Party) by any Obligor for the account of such Recovering Finance Party and one or more other Finance Parties is greater (the amount of such excess being herein called an “excess amount”) than the proportion thereof received or recovered by the Finance Party or Finance Parties entitled to participate in the payment Obligation to which such payment relates and which are receiving or recovering the smallest proportion thereof (which, for the purposes hereof shall include a nil receipt or recovery), (it being understood that all relevant payments are to be distributed among the Lenders in accordance with their respective Funding Percentages), then:

(i)                                    such Recovering Finance Party shall pay to the Facility Agent an amount equal to such excess amount;

(ii)                                 there shall thereupon fall due from the Borrower to the Recovering Finance Party an amount equal to the amount paid out by such Recovering Finance Party pursuant to clause (a)(i), the amount so due being treated, for the purposes hereof, as if it were an unpaid part of such Recovering Finance Party’s portion of such relevant payment; and

(iii)                              the Facility Agent shall treat the amount received by it from such Recovering Finance Party pursuant to clause (a)(i) as if such amount had been received by it from the Borrower in respect of such relevant payment and shall pay the same to the other Finance Parties in accordance with their respective Funding Percentages.

Within two (2) Business Days after any Finance Party receives or recovers any relevant payment otherwise than by payment through the Facility Agent, that Finance Party shall notify the Facility Agent of the amount and currency so received or recovered, how it was received or recovered and whether it represents principal, interest or other sums.

(b)                                 If any sum (a “relevant sum”) received or recovered by a Recovering Finance Party in respect of any amount owing to it by the Borrower becomes repayable and is repaid by such Recovering Finance Party, then:

(i)                                    each Finance Party which has received a share of such relevant sum by reason of the implementation of clause (a) shall, upon request of the Facility Agent, pay to the Facility Agent for the account of the Recovering Finance Party an amount equal to its share of the relevant sum; and

(ii)                                 there shall thereupon fall due from the Borrower to each such Finance Party an amount equal to the amount paid out by it pursuant to clause (b)(i), the amount so due being treated, for the purposes hereof, as if it were the sum payable to such Finance Party against which such Finance Party’s share of such relevant sum was applied.

(c)                                  If any Lender shall commence any action or proceeding in any court to enforce its rights hereunder or under any other Finance Document after consultation with the other Lenders and, as a result thereof or in connection therewith, shall receive any excess amount (as referred to in clause (a)) then such Lender shall not be required to share any portion of such excess amount with any Lender which has the legal right to, but does not, join in such action or proceeding (having had notice of such action or proceeding) or commence and diligently prosecute a separate action or proceeding to enforce its rights.

12.3                         Setoff

In addition to and not in limitation of any rights or remedies of any Finance Party under Applicable Law or otherwise, each Finance Party (or any branch thereof) shall, in the event that any Obligor defaults in the payment, repayment or prepayment when due of any payment Obligation, have the right to appropriate and apply to the payment of such Obligations owing to it (whether or not then due) any and all balances, credits, deposits, accounts or moneys of the Obligors then or thereafter maintained with such Finance Party in whatever currency or commodity; provided, however, that any such appropriation and application shall be subject to the provisions of Clause 12.2 (Redistribution of Payments).

12.4                         Application of Proceeds

If at any time any amount received by the Facility Agent is less than the amount then due and payable pursuant to this Agreement or any other Finance Document (including any proceeds received by the Facility Agent in respect of any sale of, collection from, or other realisation upon, all or any part of any collateral security subject to any Security Agreement) such amount may, in the discretion of the Facility Agent (after consultation with the Lenders), be held by the Facility Agent as additional collateral security under the relevant Security Agreement (provided that interest shall cease to accrue on the portion of the Principal Amount held by the Facility Agent in any suspense account) for, or then or at any time thereafter be applied (after payment of any amounts payable to the Facility Agent pursuant to Clauses 11.5 (Indemnification by Lenders), 13.3 (Costs and Expenses) and 13.4 (Indemnification) and similar provisions contained in the other Finance Documents)

in whole or in part by the Facility Agent against, all or any part of the Obligations in the following order:

(a)                                  first, to amounts outstanding to the Finance Parties (or any of them) under any Finance Document in respect of any amount other than interest on, or the Principal Amount of, any Loan;

(b)                                 second, to amounts outstanding to the Finance Parties (or any of them) under any Finance Document in respect of interest on any Loan; and

(c)                                  third, to amounts outstanding to the Finance Parties (or any of them) under any Finance Document in respect of the Principal Amount of any Loan;

Any surplus of such cash or cash proceeds held by the Facility Agent and remaining after payment in full of all the Obligations shall be paid over to whomsoever may be lawfully entitled to receive such surplus.

12.5                         Currency of Payment

(a)                                  If:

(i)                                    any amount payable by the Borrower under this Agreement or any other Finance Document is received by a Finance Party entitled thereto in a currency (“Payment Currency”) other than the currency in which the relevant Obligation is denominated (the “Relevant Currency”), whether as a result of any judgement or order or the enforcement thereof, the liquidation of the Borrower or otherwise; and

(ii)                                 the amount produced by converting the Payment Currency so received into the Relevant Currency is less than the required amount of the Relevant Currency, then the Borrower shall, as an independent obligation separate and independent from its other obligations contained hereunder and in any other Finance Document, indemnify such Finance Party for the deficiency and any loss sustained as a result.  Such conversion shall be made promptly following receipt at such prevailing rate of exchange in such market as is reasonably determined by such Finance Party as being most appropriate for the conversion.  The Borrower shall in addition pay the reasonable costs of the conversion.  The Borrower waives any right (to the extent that such rights may be waived) it may have in any jurisdiction to pay any amount under this Agreement or any other Finance Document in a currency other than the Relevant Currency.

(b)                                 If, for the purposes of obtaining judgement in any court in any jurisdiction with respect to this Agreement or any other Finance Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Finance Document in the Relevant Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given.  For this purpose “rate of exchange” means the rate at which the Facility Agent is able, on the relevant date, to purchase the Relevant Currency with the

Judgment Currency in accordance with its normal practice at its office in Toronto.  In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Facility Agent of the amount due, the Borrower will, on the date of receipt by the Facility Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Facility Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Facility Agent is the amount then due under this Agreement or such other Finance Document in the Relevant Currency.  If the amount of the Relevant Currency which the Facility Agent is so able to purchase is less than the amount of the Relevant Currency originally due to it, the Borrower shall indemnify and save the Facility Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency.  This indemnity shall constitute an obligation separate and independent form the other obligations contained in this Agreement and the other Finance Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Facility Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Finance Document or under any judgment or order.

12.6                         Computations

(a)                                All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of three hundred and sixty (360) days.  Subject to clauses (d) and (f) of the definition of “Interest Period”, whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment.

(b)                               All calculations of any amount due hereunder or any other Finance Document to any Finance Party shall be made by the Facility Agent and shall be prima facie evidence of such amount.

(c)                                For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or under any other Finance Document or in connection herewith or therewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.  The rates of interest under this Agreement or under any other Finance Document are nominal rates, and not effective rates or yields.  The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(d)                                 If any provision of this Agreement or any other Finance Document would oblige the Borrower or any other Canadian Obligor to make any payment of interest or other amount payable to any Finance Party in an amount or calculated at a rate which would be prohibited by law or would result in receipt by that Finance Party of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada), then, notwithstanding such provision, such amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by that Finance Party of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(i)                                     first, by reducing the amount or rate of interest; and

(ii)                                thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

12.7                         Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:

(a)                                  the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of this Agreement as the Facility Agent may deem necessary in the circumstances;

(b)                                 the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in clause (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)                                  the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in clause (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)                                 any such changes agreed upon by the Facility Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 13.1 (Waivers, Amendments, etc);

(e)                                  the Facility Agent shall not be liable for any damages, costs or losses whatsoever (other than any claim based on the fraud, gross negligence or wilful misconduct of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause; and

(f)                                    the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to clause (d).

13.                               MISCELLANEOUS

13.1                         Waivers, Amendments, etc

The provisions of this Agreement and of each other Finance Document (except to the extent otherwise set forth in such Finance Document) may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by each Obligor party thereto, the Facility Agent and the Required Lenders; provided, however, that no such amendment, modification or waiver which would:

(a)                                  modify any requirement hereunder that any particular action be taken or a determination be made by, or with the consent of or in consultation with, all the Lenders or by the Required Lenders shall be effective unless consented to by each Lender;

(b)                                 modify this Clause, change the definition of the term “Required Lenders”, change the Total Commitment Amount, Total Tranche A Commitment Amount, Total Tranche B Commitment Amount or Total Tranche C Commitment Amount or the Percentage, Tranche A Funding Percentage, Tranche B Funding Percentage, Tranche C Funding Percentage, Commitment Amount, Tranche A Commitment Amount, Tranche B Commitment Amount or Tranche C Commitment Amount of any Lender or otherwise subject any Lender to any additional obligation shall be made without the consent of each Lender;

(c)                                  extend the due date for, or reduce the amount of, any payment or prepayment of principal of or interest on any Loan or any other amount payable hereunder or under any other Finance Document in respect thereof shall be made without the consent of each Lender;

(d)                                 affect the interests, rights or obligations of any Representative or any MLA in their respective capacities as such shall be made without the consent of such Representative or, as the case may be, such MLA; or

(e)                                  other than as specifically permitted by this Agreement or the relevant Security Agreement, authorise or effect the release of any material portion of the collateral which is the subject of any Lien granted or purported to be granted in favour of, or otherwise for the benefit of, the Finance Parties or in favour of the Finance Parties pursuant to any relevant Security Agreement shall be made without the consent of each Lender;

No failure or delay on the part of any Finance Party in exercising any power or right under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right.  No notice to or demand on the  Borrower in any case shall entitle it to any notice or demand in similar or other circumstances.  No waiver or approval by any Finance Party under any Finance Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions.  No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

13.2                         Notices

All notices and other communications provided to any Party under any Finance Document shall be in writing and shall be sent by hand delivery, courier delivery, the mechanism established by SWIFT (in each case authenticated), facsimile or electronic communication and addressed or delivered to it at its address set forth below its signature hereto and designated as its “Address for Notices” or at such other address as may be designated by such Party in the relevant Finance Document or in a notice to the other parties.  Any notice:

(a)                                  if sent by hand delivery or courier delivery, shall be deemed received when delivered in legible form if delivered prior to noon (Toronto time) on a Business Day and in all other cases on the next Business Day;

(b)                                 if transmitted by any mechanism established by SWIFT, shall be deemed made or delivered when despatched and an acknowledgement of receipt by authenticated SWIFT is received;

(c)                                  if transmitted by facsimile, shall be deemed given when transmitted (transmission confirmed by the sending facsimile machine) if received prior to noon (Toronto time) on a Business Day and in all other cases on the next Business Day; and

(d)                                 if transmitted by electronic communication, shall be deemed given when actually received by the recipient in readable form if received prior to noon (Toronto time) on a Business Day and in all other cases on the next Business Day.

13.3                         Costs and Expenses

(a)                                  The Borrower agrees to pay on demand:

(i)                                   all reasonable fees and expenses (including legal fees) of each Agent and the MLAs as specified in the Mandate Letter together with the reasonable legal fees of Clarke Gittens & Farmer, legal advisors in Barbados to the Finance Parties, whether or not the transactions contemplated hereby are consummated;

(ii)                                all reasonable fees and expenses (including legal fees) of the Agents and the MLAs incurred in connection with any amendments, waivers, consents, supplements or other modifications to any Finance Document as may from time to time hereafter be required;

(iii)                             any stamp or other taxes incurred in connection with the preparation and review of the form of any Instrument relevant to any Finance Document, the consideration of legal questions relevant hereto and thereto and the filing, recording, refiling or re-recording of any Finance Document and all amendments or supplements to any thereof and any and all other documents or Instruments of further assurance required to be filed or recorded or refiled or re-recorded by the terms of any Finance Document; and

(iv)                            any reasonable fees and expenses of the Independent Engineer in connection with the Chapada Completion Certificate.

(b)                                 The Borrower agrees to reimburse each Finance Party on demand for all reasonable fees and expenses (including legal fees) incurred by such Finance Party in connection with:

(i)                                   the negotiation of any restructuring or “work-out”, whether or not consummated, of any Obligations; and

(ii)                                the enforcement of any Obligations.

(c)                                  All fees and expenses of any legal adviser to any Finance Party payable by the Borrower hereunder shall be paid on a full indemnity basis.

13.4                         Indemnification

In consideration of the execution and delivery of this Agreement by each Finance Party and the extension of the Commitments, the Borrower indemnifies, exonerates and holds each Finance Party and each of its officers, directors, shareholders, employees and agents (the “Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages and expenses in connection therewith (including reasonable legal fees on a full indemnity basis and including any amount paid by any Lender to any Representative pursuant to Clause 11.5 (Indemnification by Lenders)) (the “Indemnified Liabilities”), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

(a)                                  any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan;

(b)                                 entering into and performance of any Finance Document by any of the Indemnified Parties;

(c)                                  such Indemnified Party’s reliance on a Compliance Certificate which contains incorrect financial statements or financial information;

(d)                                 any Loan not being made for any reason on a Borrowing Date specified in any Borrowing Request;

(e)                                  any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by any Yamana Group Company of any Hazardous Material;

(f)                                    the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases or threatened releases from, any real property owned or operated by any Yamana Group Company of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law, regardless of whether caused by, or within the Control of, such Yamana Group Company); or

(g)                                 any contravention by any Yamana Group Company of any Applicable Law relating to the prevention of Corrupt Practices;

except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of any Indemnified Party’s negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Applicable Law.

13.5                         Survival

The obligations of the Borrower under Clauses 3.6 (Fees), 4.2 (Increased Costs, etc), 4.3 (Funding Losses), 4.5 (Taxes), 13.3 (Costs and Expenses) and 13.4 (Indemnification) and the obligations of the Lenders under Clause 11.5 (Indemnification by Lenders), in each case, survive any termination of this Agreement.  The representations and warranties made by the Borrower in each Finance Document to which it is a party shall survive the execution and delivery of such Finance Document.

13.6                         Severability

Any provision of any Finance Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Finance Document or affecting the validity or enforceability of such provision in any other jurisdiction.

13.7                         Headings

The various headings of each Finance Document are inserted for convenience only and shall not affect the meaning or interpretation of such Finance Document or any provisions hereof or thereof.

13.8                         Counterparts, Effectiveness, etc

This Agreement may be executed by the parties hereto in several counterparts, each of which shall, when executed, be deemed to be an original and all of which shall constitute together but one and the same agreement.  This Agreement shall become effective on the date (the “Effective Date”) when counterparts hereof executed on behalf of the Borrower, the MLAs, the Agents and each Lender (or notice thereof satisfactory to the Documentation Agent) shall have been received by the Documentation Agent.

13.9                         Governing Law

This Agreement and (except as set forth to the contrary therein) each other Finance Document and all matters and disputes relating hereto and thereto shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

13.10                   Assignments and Transfers by the Obligors

No Obligor shall be entitled to assign and/or transfer all or any of its rights, benefits and obligations under any Finance Document except with the unanimous consent of the Lenders.

13.11                   Assignments and Transfers by the Lenders

(a)                                  Any Tranche A Lender may at any time assign and/or transfer all or any of its rights and benefits under the Finance Documents to another bank or financial institution in accordance with this Clause.

(i)                                     Assignments and Transfers by Tranche A Lenders

Subject to the following provisions hereof, any Tranche A Lender may, at any time assign and transfer, all or, subject to clause (ii) (Minimum Amount), a portion of its rights, benefits and obligations  under the Finance Documents to another bank.  If any Tranche A Lender chooses to effect an assignment and transfer pursuant to this clause, such assignment and transfer shall not be effective unless and until the assignee Tranche A Lender has agreed with the Facility Agent and the other Tranche A Lenders that the assignee Tranche A Lender shall be under the same obligations toward each of them as it would have been under if it had been a Party hereto as a Tranche A Lender and the Agents and the other Tranche A Lenders shall not otherwise be obligated to recognise such assignee Tranche A Lender as having the rights against each of them which it would have had if it had been such a Party hereto.  Any assignment or transfer pursuant to this clause (i) (Assignments) and transfers by Tranche A Lenders shall be effective only after delivery to and acceptance by, the Facility Agent of an Instrument, in form and substance satisfactory to it, executed by the assignor Tranche A Lender and the assignee Tranche A Lender stating the portion of the Tranche A Commitment Amount assigned to the assignee Tranche A Lender and the assignee Tranche A Lender’s administrative details.  Any assignment or transfer pursuant to this clause (i) (Assignments) and transfers by Tranche A Lenders by any Tranche A Lender (other than an assignment or transfer by any Tranche A Lender to an Affiliate of such Tranche A Lender that is a bank and a Qualified Lender) shall require the prior written consent of the Borrower, which consent shall not be unreasonably withheld or delayed, if the assignment or transfer is made at a time when no Event of Default has occurred and is continuing.  If the assignment or transfer is made at a time when an Event of Default has occurred and is continuing the assignment or transfer shall not require the prior consent of the Borrower.  Notwithstanding anything to the contrary in this Clause 13.11(a), each Tranche A Lender may assign its rights, benefits and obligations under the Finance Documents to another bank, financial institution or any other Person following the earlier of (i) the termination of the Commitments pursuant hereto and (ii) the occurrence of an Event of Default which is continuing (provided that the Facility Agent shall have given the Borrower not less than ten (10)

Business Days prior written notice following such occurrence of an Event of Default that the relevant Tranche A Lender will assign such rights, benefits and obligations to another bank, financial institution or other Person).

(ii)                                  Minimum Amount

Any assignment or transfer pursuant to clause (i) (Assignments) of a portion of a Tranche A Lender’s rights and/or benefits shall be in an integral multiple (with respect to the Principal Amount of the Commitment Amount and/or outstanding Loans assigned and/or transferred) of U.S.$5,000,000 unless such assignment or transfer is made following an Event of Default.

(iii)                               Security Agreements

Within ten (10) Business Days after an assignment or transfer pursuant to this Clause 13.11 (Assignments and Transfers by the Lenders) and upon the written request (given through the Facility Agent), and at the cost and expense, of the relevant assignee or transferee Tranche A Lender, as the case may be, the Borrower will enter into such documentation as the assignee or transferee Tranche A Lender shall reasonably request so as to ensure that the Liens created by the Security Agreements secure the Obligations of the Borrower to such assignee or transferee Tranche A Lender, as the case may be.

(iv)                              Reliance on Instruments

The Facility Agent shall be fully entitled to rely on any Instrument delivered to it in accordance with clause (i) (Assignments) or on any Transfer Certificate which is correct and regular on its face as regards its contents and purportedly executed on behalf of the relevant parties thereto and shall have no liability or responsibility to any Party as a consequence of placing reliance upon and acting in accordance with any such Instrument or Transfer Certificate.

(v)                                 Sub-participations by Tranche A Lenders

Nothing in this Clause 13.11 (Assignments and Transfers by the Lenders) shall, or shall be deemed to, prevent any Tranche A Lender from selling any participation or similar interest in its Commitment or Loans to another bank or financial institution.

(vi)                              Fee

On the date upon which an assignment or transfer takes effect pursuant to Clause 13.11 (Assignments and Transfers by the Lenders), the assignee or transferee Tranche A Lender, as the case may be, in respect of such assignment or transfer shall pay to the Facility Agent for its own account a fee of U.S.$5,000 (or, if such assignee or transferee Tranche A Lender, as the case may be, is already a Tranche A Lender under this Agreement, U.S.$3,500).  Any costs incurred by any assignee or transferee Tranche A Lender or assignor or transferor Tranche A Lender, in respect of any assignment and/or transfer effected pursuant to Clause 13.11 (Assignments and Transfers by the Lenders), respectively, shall be for the account of such Person and not, for the avoidance of doubt, for the account of the Borrower.

(vii)                           Provision of Information

In connection with any assignment, transfer or sale of a participation or similar interest by any Tranche A Lender as contemplated by this Clause such Tranche A Lender may supply to the relevant assignee or transferee Tranche A Lender or purchaser such information in its possession with respect to such Tranche A Lender’s Loans and Commitment and the Finance Documents as such Tranche A Lender shall deem appropriate.

(b)                                 Any Tranche B Lender or Tranche C Lender may not (i) assign its rights, benefits and obligations under the Finance Documents to another bank, financial institution or any other Person or (ii) grant a participation or enter into an unfunded risk participation or credit default swap in connection with its rights and benefits under the Finance Documents to or with a Person falling within part (a) of the definition of Qualified Lender.

13.12                   Other Transactions

Without prejudice to the provisions of Clause 11.8 (Banking Activities), nothing contained herein shall preclude any Finance Party from engaging in any transaction, in addition to those contemplated by any Finance Document, with any Yamana Group Company or any of their respective Affiliates in which any Yamana Group Company or such Affiliate is not restricted hereby from engaging with any other Person.

13.13                   Confidentiality

Information provided by or on behalf of any Yamana Group Company hereunder or under any other Finance Document shall not be disclosed by any Finance Party for any purpose other than evaluation, monitoring and review pursuant to this Agreement; provided, however, that such information may be disclosed:

(a)                                  to a permitted assignee, transferee or participant or any potential assignee, transferee or participant of any Lender if such Person is advised such information is confidential and such Persons agree to keep such information confidential;

(b)                                 to any actual or prospective counterparty (or its advisors) to any securitisation, swap or derivative transaction relating to the Borrower, any Subsidiary of the Borrower and the Obligations if such Person is advised such information is confidential and such Persons agree to keep such information confidential;

(c)                                  to any director, officer or employee of such Finance Party; provided, however, that same is treated in the same manner as other confidential information held by such Finance Party;

(d)                                 to legal advisers, accountants and other consultants and professional advisors determined by such Finance Party to require such information on a need to know basis for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such Persons are advised that such information is confidential to the relevant Obligor and agree or are bound by Applicable  Law to keep such information confidential;

(e)                                  pursuant to Applicable Law;

(f)                                    to the extent that such information is public;

(g)                                 to the extent that such information was previously known to such Finance Party through means other than the Obligors, or was acquired from a third party not known to such Finance Party to be under a duty of confidentiality to an Obligor; or

(h)                                 in connection with the exercise by any Finance Party of any rights and remedies at any time when any Default has occurred and is continuing.

13.14                   Forum Selection and Consent to Jurisdiction

(a)                                  The parties hereto hereby irrevocably agree that, for the benefit of the Finance Parties only, the courts of Ontario and any appellate court thereof shall have non-exclusive jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the Finance Documents and, for such purposes, the Borrower irrevocably submits to the non-exclusive jurisdiction of such courts.

(b)                                 The Borrower irrevocably waives, to the full extent it may legally and effectively do so, any objection which it might now or hereafter have to the courts referred to in clause (a) being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with any Finance Document and agrees not to claim that any such court is not a convenient or appropriate forum and waives to the fullest extent permitted by law, any forum non conveniens defense.

(c)                                  The Borrower agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding to it at its Address for Notices.  Nothing in this clause will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(d)                                 The submission to the jurisdiction of the courts referred to in clause (a) shall not (and shall not be construed so as to) limit the right of the Finance Parties or any of them to take proceedings against the Borrower in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

13.15                   Entire Agreement

The Finance Documents constitute the entire agreement and understanding of the parties with respect to the subject matter thereof and supersede any previous agreement, written or oral, between the parties relating to the subject matter thereof.

13.16                   Waiver of Immunity

To the extent that the Borrower may be entitled in any jurisdiction to claim for itself or its assets, immunity from suit, execution, attachment or other legal process whatsoever, it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

SCHEDULE A
Material Projects

“Chapada Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Chapada copper-gold ore body located in Goias State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and copper deposits referred to in Mining Concession 808923/74 (the “Existing Chapada Concession”;

(b)                                 all applied Mining Concessions with and Exploration Permits within the 20 kilometers of the borders of the Existing Chapada Concession (such area together with the area covered by the Existing Chapada Concession, collectively, the “Chapada Project Area”); and

(c)                                  all associated surface facilities and properties located within the Chapada Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“Fazenda Brasileiro Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Fazenda Brasileiro copper-gold ore body located in Bahia State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the gold and silver deposits referred to in the Mining concessions 807869/75, 871077/84, 870425/85, 802206/75, 802212/75, 802203/75, 870226/82 and 802266/78 (collectively, the “Existing Brasileiro Concessions”;

(b)                                 all applied Mining Concessions and Exploration Permits located within 20 kilometers of the borders of the Existing Brasileiro Concessions (such area together with the area covered by the Existing Brasileiro Concessions, collectively, the “Fazenda Brasileiro Project Area”); and

(c)                                  all associated surface facilities and properties located within the Fazenda Brasileiro Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“Fazenda Nova Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Fazenda Nova copper-gold ore body located in Goias State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Mining License 808923/74 (the “Existing Nova License”);

(b)                                 all applied Mining Concessions and Exploration Permits located within 20 kilometers of the borders of the Existing Nova License (such area together with the area covered by the Existing Nova License, collectively, the “Fazenda Nova Project Area”); and

(c)                                  all associated surface facilities  and properties within the Fazenda Nova Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“San Andres Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the San Andres copper-gold ore body located in Department of Copan in Honduras (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Mining Concessions San Andreas I, San Andres II, San Andres III, San Andres IV, San Andres V and La Fuente (the “Existing San Andres Concessions”);

(b)                                 all applied Mining Concessions and Exploration Concessions located within 20 kilometers of the borders of the Existing San Andres Concessions (such area together with the area covered by the Existing San Andres Concessions, collectively, the “San Andres Project Area”); and

(c)                                  all associated surface facilities  and properties located within the San Andres Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“Sao Francisco Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Francisco copper-gold ore body located in Mato Grosso State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Mining License 860938/82 (the “Existing Sao Francisco License”);

(b)                                 all applied Mining Concessions and Exploration Concessions located within 20 kilometers of the borders of the Existing Sao Francisco License (such area together with the area covered by the Existing San Franco License, collectively, the “Sao Francisco Project Area”); and

(c)                                  all associated surface facilities and properties located within the Sao Francisco Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

“Sao Vicente Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Yamana Group Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Vicente copper-gold ore body located in Mato Grosso State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Mining Licenses 861809/79, 861740/79 and 861810/79 (collectively, the “Existing Vicente Licenses”;

(b)                                 all applied Mining Concessions and Exploration Concessions located within 20 kilometers of the borders of the Existing San Vicente Licenses (such area together with the area covered by the Existing Vicente Licenses, collectively, the “Sao Vicente Project Area”); and

(c)                                  all associated surface facilities  and properties located within the Sao Vicente Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Yamana Group Companies).

EXHIBIT A
Borrowing Request

From:                  Yamana Gold Inc.

To:                                ABN AMRO Bank N.V., Canada Branch, as Facility Agent

Dated:                 [•]

Dear Sirs

Borrowing Request - Revolving Credit Facility Agreement

We refer to the Revolving Credit Facility Agreement, dated 15 December, 2006 (the “Agreement”) among (1) Yamana Gold Inc. as the Borrower, (2) various banks and other financial institutions as the Lenders, (3) Bayerische Hypo-Und Vereinsbank AG and ABN AMRO Bank N.V., Canada Branch as the Mandated Lead Arrangers, (4) Bayerische Hypo- Und Vereinsbank as the Documentation Agent for the Lenders, (5) ABN AMRO Bank N.V. Canada Branch as the Facility Agent for the Lenders and (6) The Bank of Nova Scotia as the Security Agent.

This is a Borrowing Request.  Terms defined in the Agreement have the same meaning in this Borrowing Request unless given a different meaning in this Borrowing Request.

1.                                     We wish to borrow a Loan on the following terms:

Proposed Borrowing Date:                                                   [•] (or, if that is not a Business Day, the next Business Day)

(To be

Amount:                                                                                                                                                 U.S.$[•] (to be prorated between Tranche A Loans, Tranche B Loans and Tranche C Loans)

Interest Period:                                                                                                               [•]

2.                                     We confirm that each condition specified in Clause 5.2 (Conditions Precedent to Making Loans – All Loans)(1) of the Agreement is satisfied on the date of this Borrowing Request.

3.                                     The proceeds of this Loan should be credited to [the Facility Account in the Name of the Borrower].

[Name and Address of Bank: [•]
Name of Facility Account: [•]
Number of Facility Account: [•]
Sort Code: [•]]

(1)                                If this Borrowing Request is the initial one, then the Borrower shall also confirm that each condition specified in Clause 5.1 (Conditions Precedent to Making Loans – Initial Loans) is also satisfied on the date of the Borrowing Request.

4.                                       This Borrowing Request is irrevocable.

Yours faithfully

Yamana Gold Inc.
By: [•]
Name Printed: [•]
Title: [•]
Date: [•]

EXHIBIT B
Compliance Certificate

To:                              ABN AMRO Bank N.V., Canada Branch, as Facility Agent

From:                 Yamana Gold Inc.

Dated:              [•]

Dear Sirs

Compliance Certificate – Revolving Credit Facility Agreement

We refer to the Revolving Credit Facility Agreement, dated 15 December, 2006 (the “Agreement”) among (1) Yamana Gold Inc. as the Borrower, (2) various banks and other financial institutions as the Lenders, (3) Bayerische Hypo-Und Vereinsbank AG and ABN AMRO Bank N.V., Canada Branch as the Mandated Lead Arrangers, (4) Bayerische Hypo-Und Vereinsbank as the Documentation Agent for the Lenders, (5) ABN AMRO Bank N.V., Canada Branch as the Facility Agent for the Lenders and (6) The Bank of Nova Scotia as the Security Agent.

This is a Compliance Certificate.  Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

1.                                      We hereby certify, represent and warrant to the Facility Agent and each other Lender, that as at the Quarterly Calculation Date occurring on [•] (the “Compliance Date” in this Certificate):

[Insert details of covenants and detailed calculations to be certified]

2.                                       [We hereby certify and warrant to the Facility Agent and each of the Lenders that, as of the date of this Compliance Certificate, no Default has occurred and is continuing.](2)

Yamana Gold Inc.
By: [•]
Name Printed: [•]
Title: [•]
Date: [•]

[for and on behalf of

(2)                                 If this statement cannot be made, the Compliance Certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

EXHIBIT C
Transfer Certificate

To:                              ABN AMRO Bank N.V., Canada Branch, as Facility Agent

From:                  [The Transferor Lender] (the “Transferor Lender”) and [The Transferee Lender] (the “Transferee Lender”)

Dated:             [•]

Transfer Certificate – Revolving Credit Facility Agreement

We refer to the Revolving Credit Facility Agreement, dated 15 December, 2006 (the “Agreement”) among (1) Yamana Gold Inc. as the Borrower, (2) various banks and other financial institutions as the Lenders, (3) Bayerische Hypo-Und Vereinsbank AG and ABN AMRO Bank N.V., Canada Branch as the Mandated Lead Arrangers, (4) Bayerische Hypo-Und Vereinsbank as the Documentation Agent for the Lenders, (5) ABN AMRO Bank N.V., Canada Branch as the Facility Agent for the Lenders and (6) The Bank of Nova Scotia as the Security Agent.

This is a Transfer Certificate.  Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

1.                                       This Transfer Certificate is delivered to you pursuant to clause 13.11(b) (Transfers) of the Agreement.

2.                                       [Transferor Lender]:

(a)                                  [confirms that the Borrower has given its consent to the transfer herein contemplated by countersigning this Transfer Certificate;](3)

(b)                                 wishes to transfer to the Transferee Lender its rights, benefits and obligations under the Finance Documents to the extent that details appear in the Schedule 1 hereto against the headings “Transferor Lender’s Commitment under the Agreement” and “Transferor Lender’s portion of each of Loan to be transferred”.

(c)                                  requests [Transferee Lender] to accept and procure the transfer by counter-signing and delivering this Transfer Certificate to the Facility Agent.

(d)                                 [confirms that, following the transfer of its rights and obligations to the Transferee Lender, its Commitment Amount shall not be less than U.S.$[•].]

3.                                       [Transferee Lender] hereby requests the Facility Agent to accept this Transfer Certificate as being delivered to the Facility Agent pursuant to and for the purposes of Clause 13.11 (a) (Assignments and Transfers by Lenders) of the Agreement.

(3)                                  Confirmation of Borrower only required prior to occurrence of an Event of Default which is continuing.

4.                                       [The Transferee Lender confirms that at all times the Person beneficially entitled to interest payable to that Transferee Lender in respect of an advance under a Finance Document is a Qualified Lender].(4)

5.                                       The proposed Transfer Date is [•].

6.                                       The address, fax number and attention details for notices of the Transferee Lender are set out in the Schedule 2.

7.                                       This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

8.                                       This Transfer Certificate is governed by Ontario law.

(4)                                  This provision will not be applicable if the Lender is a non-Qualified Lender.

SCHEDULE 1

Transferor Lender’s rights and obligations to be transferred under the Finance Documents

Transferor Lender’s Commitment under the Agreement: [•]	Amount transferred: [•]

Transferor Lender’s portion of each of Loan to be transferred: [•]	Amount transferred: [•]

Interest period: [•]

Notes:           Any transfer pursuant to clause 13.11 (b) (Transfers) of a portion of a Transferor Lender’s rights and/or benefits under the Finance Documents shall be in an integral multiple (with respect to the Principal Amount of the Commitment Amount and/or outstanding Loans transferred) of U.S. $5,000,000 unless an Event of Default has occurred.

SCHEDULE 2

Transferee Lender’s address, fax number and attention details for notices and account details for payments.

Address for notices: [•]

Fax No: [•]

Attention: [•]

Office: [•]

Fax No : [•]

Attention: [•]

[Transferor Lender]	[Transferee Lender]
By: [•]	By: [•]
Name Printed: [•]	Name Printed: [•]
Title: [•]	Title: [•]
Date: [•]	Date: [•]

Agreed and accepted
[•] as the Facility Agent
By: [•]
Name Printed: [•]
Title: [•]
Date: [•]

Agreed and accepted
Yamana Gold Inc. as the Borrower
By: [•]
Name Printed: [•]
Title: [•]
Date: [•]

EXHIBIT D
Chapada Completion Certificate

I.                                         Development and construction of the Chapada Project is mechanically complete essentially as contemplated in and in accordance with the specifications outlined in the June 2004 Hatch Feasibility Study as amended;

II.                                     All of the Chapada Project assets (including government licenses, permits and approvals) are in place in order to process the ore to the base production standard (as defined below) and to produce, store and ship concentrate;

III.                                There are no outstanding regulatory issues with respect to the Chapada Project that are required to be issued by the State of Goiás Environmental Protection Agency or otherwise that could have an adverse affect on the Chapada Project;

IV.                                All material operations in connection with the Chapada Project are being conducted in accordance with good engineering practice and prudent accepted practices in the mining industry;

V.                                    No security interests or other encumbrances (other than as permitted under the Facility Agreement) have been filed and remain subsisting against the Chapada Project or any of the Chapada Project assets;

VI.                                Adequate insurance coverage has been procured for the operating period including business interruption and concentrate insurance coverage.;

VII.                            All representations and warranties made by the Borrower are true and correct in all material respects with regard to the facts existing at the time the Chapada Completion Certificate is delivered.

VIII.                        At the time the Chapada Completion Certificate is delivered, the Borrower is not in default in any material respect in the performance of any of its obligations under the Facility Agreement.

IX.                               During a continuous period of sixty (60) days ending not more than thirty (30) days prior to the delivery of the Chapada Completion Certificate, the Chapada Project achieves a mill throughput at an average daily rate of at least the base production standard of 29,450 tonnes per day, having on average a positive economic feed value;

X.                                   During the same continuous period of sixty (60) days the Chapada Project achieves production of concentrate of saleable quality where:

A x 0.70	+	B x 0.30	> 0.80
91.04%		76.06%

A is the average percentage of copper that the mill recovers from the processed ore during this period; and

B is the average percentage of gold that the mill recovers from processed ore during the period.

XI.                               There are no circumstances or reasons to indicate that the performance of the Chapada Project to the stated date cannot be sustained in the future and all supporting documentation shall have been delivered to the Facility Agent.

The Borrower

YAMANA GOLD INC.	)
by:	)	/s/ Charles Main
Signature
Charles Main
Name Printed
Chief Financial Officer
Title

Address for Notices:	150 York Street, Suite 1102 Toronto, Ontario M5H 3S5

Facsimile No.:	416-815-0021

Attention:	Chief Financial Officer

Electronic Mail:	cmain@yamana.com; jleblanc@yamana.com; and jacquelinejones@yamana.com

The Lenders:

Tranche A Commitment Amount U.S.$30,00,000

ABN AMRO BANK N.V., CANADA	)
BRANCH by:	)	/s/ David Wingfelder
Signature
David Wingfelder
Name Printed
Managing Director
Title

/s/ Michael Quinn
Signature
Michael Quinn
Name Printed
Vice-President
Title

Address for Notices:	79 Wellington Street West
TD Waterhouse Tower, 15th Floor
Toronto, Ontario M5K 1G8
Canada

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

Dollar Lending Office:	79 Wellington Street West
TD Waterhouse Tower, 15th Floor
Toronto, Ontario M5K 1G8
Canada

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

Tranche A Commitment Amount U.S.$30,000,000

BNP PARIBAS (CANADA) by:	)
	)	/s/ Allan Fordyce	/s/ Michael Gosselin
Signature
		Allan Fordyce	Michael Gosselin
Name Printed
		Director	Managing Director
Title:

Address for Notices:	Royal Trust Tower
Suite 4100
P.O. Box 31
T-D Centre
Toronto
Ontario
Canada M5K 1NB

Facsimile No.:	(416) 947 3538

Attention:	Allan Fordyce

Electronic Mail:	allan.fordyce@americas.bnpparibas.com

Dollar Lending Office:	1981 McGill College Avenue
Montreal
Quebec
Canada H3A 2WB

Facsimile No.:	(514) 285 2944

Attention:	Paule Fortin

Electronic Mail:	paule.fortin@americas.bnpparibas.com

Tranche A Commitment Amount U.S.$30,000,000

Tranche B Commitment Amount U.S.$55,000,000

Tranche C Commitment Amount U.S.$25,000,000

THE BANK OF NOVA SCOTIA by:	)
	)	/s/ Michael K. Eddy
Signature
Michael K. Eddy
Name Printed
Director of Mining
Title:

/s/ Bob Deol
Signature
Bob Deol
Name Printed
Associate
Title

Address for Notices:	40 King Street West
62nd Floor
Toronto
Ontario
Canada M5H 1H1

Facsimile No.:	(416) 866 2009

Attention:	Michael K. Eddy, Director

Electronic Mail:	michael_eddy@scotiacapital.com

Dollar Lending Office:	720 King Street West
King and Bathurst Square
4th Floor
Wholesale Banking Operations
Loan Operations
Toronto
Ontario
Canada M5V 2T3

Facsimile No.:	(416) 866 5991

Attention:	Zonda Shaw

Electronic Mail:	zonda_shaw@scotiacapital.com

Tranche A Commitment Amount U.S.$30,000,000

WESTLB AG, TORONTO BRANCH by:	)
)
/s/ Alik A. Kassner
Signature
Alik A. Kassner
Name Printed
Principal Officer
Title:

/s/ Robert L. Dyck
Signature
Robert L. Dyck
Name Printed
Director Corporate Finance
Title:

Address for Notices:	Suite 2301
P.O. Box 41
Royal Bank Plaza, North Tower
200 Bay Street
Toronto
Ontario
Canada M5J 2J1

Facsimile No.:	(416) 216 5020

Attention:	Dario Murkovic

Electronic Mail:	dario_murkovic@westlb.com

Dollar Lending Office:	Suite 2301
P.O. Box 41
Royal Bank Plaza, North Tower
200 Bay Street
Toronto
Ontario
Canada M5J 2J1

Facsimile No.:	(416) 216 5020

Attention:	Dario Murkovic

Electronic Mail:	dario_murkovic@westlb.com

The MLAs

ABN AMRO BANK N.V., CANADA BRANCH by:	) )	/s/ David Wingfelder
Signature
David Wingfelder
Name Printed
Managing Partner
Title

/s/ Michael Quinn
Signature
Michael Quinn
Name Printed
Vice President
Title

Address for Notices:	79 Wellington Street West
TD Waterhouse Tower, 15th Floor
Toronto, Ontario
Canada M5K 1G8

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

BAYERISCHE HYPO- UND VEREINSBANK AG by:		) )	/s/ Christoph Fischer
Signature
Christoph Fischer
Name Printed
AVP
Title

/s/ Mr. Reimnitz
Signature
Phillip Reimnitz
Name Printed
Head of MCP 9, Natural Resources
Title

Address for Notices:	Am Tucherpark 1 D-80538, Munich Germany

Facsimile No.:	+49 89 378 41518

Attention:	Bettina Dittmer/Christoph Fischer

Electronic Mail:	bettina.dittmer@hvb.de/christoph.fischer@hvb.de

The Documentation Agent

BAYERISCHE HYPO- UND VEREINSBANK AG by:		) )	/s/ Christoph Fischer
Signature
Christoph Fischer
Name Printed
AVP
Title

/s/ Mr. Reimnitz
Signature
Phillip Reimnitz
Name Printed
Head of MCP 9
Title
Natural Resources

Address for Notices:	Am Tucherpark 1 D-80538, Munich Germany

Facsimile No.:	+49 89 378 41518

Attention:	Bettina Dittmer/Christoph Fischer

Electronic Mail:	bettina.dittmer@hvb.de/christoph.fischer@hvb.de

The Facility Agent

ABN AMRO BANK N.V., CANADA BRANCH by:		) )	/s/ D. Wingfelder
Signature
David Wingfelder
Name Printed
Managing Director
Title

/s/ Michael Quinn
Signature
Michael Quinn
Name Printed
Vice-President
Title

Address for Notices:	79 Wellington Street West TD Waterhouse Tower, 15th Floor Toronto, Ontario Canada M5K 1G8

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

The Security Agent

THE BANK OF NOVA SCOTIA by:		) )	/s/ Michael Eddy
Signature
Michael K. Eddy
Name Printed
Director-Mining
Title

/s/ Bob Deol
Signature
Bob Deol
Name Printed
Associate
Title

Address for Notices:	40 King Street West 62nd Street Toronto Ontario Canada M5H 1H1

Facsimile No.:	(416) 866 2009

Attention:	Michael K. Eddy, Director

Electronic Mail:	michael_eddy@scotiabank.com

Reporting Waiver and Amendment

To:          ABN AMRO Bank N.V., Canada Branch as Facility Agent

From:      Yamana Gold Inc.

Dated:    April 27, 2007

Dear Sirs

Reporting Waiver and Amendment – Revolving Credit Facility Agreement

We refer to the Revolving Credit Facility Agreement, dated 15 December, 2006 (the “Credit Agreement”) among (1) Yamana Gold Inc. as the Borrower, (2) various banks and other financial institutions as the Lenders, (3) Bayerische Hypo-Und Vereinsbank AG and ABN AMRO Bank N.V., Canada Branch as the Mandated Lead Arrangers, (4) Bayerische Hypo-Und Vereinsbank as the Documentation Agent for the Lenders, (5) ABN AMRO Bank N.V., Canada Branch as the Facility Agent for the Lenders and (6) The Bank of Nova Scotia as the Security Agent.  Terms defined in the Credit Agreement have the same meaning when used in this agreement unless given a different meaning in this agreement.

The Borrower has not delivered (collectively, the “2006 Year End Metal Reports Default”), within 45 days after the December 31, 2006 Quarterly Calculation Date (i) statements in reasonable detail of the amounts of metal produced and sold be each Guarantor during the Quarter ending on such Quarterly Calculation Date and the average realized price in connection with such sales as required by Section 7.1(g) of the Credit Agreement; or (ii) statements in reasonable detail of the metal reserves and resources defined in accordance with Canadian National Instrument 43-101 owned by the Yamana Group Companies as required by Section 7.1(h) of the Credit Agreement (the statements referred in (i) and (ii) above, collectively, the “2006 Year End Metal Reports”).

This sets out our agreement that (i) the 2006 Year End Metal Reports Default shall be waived provided that the Borrower delivers the 2006 Year End Metal Reports to the Facility Agent on or prior to March 31, 2007 and (ii) the Borrower shall have (A) 90 days instead of 45 days after the December 31 Quarterly Calculation Date of each year from and after the 2007 calendar year to deliver the statements required under Section 7.1(g) of the Credit Agreement; and (B) 90 days instead of 45 days after the close of each Fiscal Year from and after the 2007 Fiscal Year to deliver the statements required under Section 7.1(h) of the Credit Agreement.

This agreement is governed by, and shall be construed in accordance with, Ontario law.

1

Please confirm your agreement and the agreement of the Lenders with the foregoing, effective as of the date hereof, by signing and arranging for the Required Lenders to sign and return to us, a copy of this agreement.

Yamana Gold Inc.
By:   “Charles B. Main”

Name Printed: Charles B. Main
Title: VP, Finance, and CFO
Date: March 19, 2007

2

The Lenders

Tranche A Commitment Amount U.S.$30,00,000

ABN AMRO BANK N.V., CANADA
BRANCH by:		/s/ David R. Wingfelder
Signature
David R. Wingfelder
Name Printed
Managing Director
Title

/s/ Michael D. Quinn
Signature
Michael D. Quinn
Name Printed
Vice-President
Title

Address for Notices:	79 Wellington Street West TD Waterhouse Tower, 15th Floor Toronto, Ontario M5K 1G8 Canada

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

Dollar Lending Office:	79 Wellington Street West TD Waterhouse Tower, 15th Floor Toronto, Ontario M5K 1G8 Canada

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

3

Tranche A Commitment Amount U.S.$30,000,000

BNP PARIBAS (CANADA) by:	)
	)	/s/ Allan Fordyce
Signature
Allan Fordyce
Name Printed
Director
Title:

Address for Notices:	Royal Trust Tower Suite 4100 P.O. Box 31 T-D Centre Toronto Ontario Canada M5K 1NB

Facsimile No.:	(416) 947 3538

Attention:	Allan Fordyce

Electronic Mail:	allan.fordyce@americas.bnpparibas.com

Dollar Lending Office:	1981 McGill College Avenue Montreal Quebec Canada H3A 2WB

Facsimile No.:	(514) 285 2944

Attention:	Paule Fortin

Electronic Mail:	paule.fortin@americas.bnpparibas.com

4

Tranche A Commitment Amount U.S.$30,000,000

Tranche B Commitment Amount U.S.$55,000,000

Tranche C Commitment Amount U.S.$25,000,000

THE BANK OF NOVA SCOTIA by:	)
	)	/s/ Michael Eddy
Signature
Michael Eddy
Name Printed
Director-Mining
Title:

/s/ Bob Deol
Signature
Bob Deol
Name Printed
Associate
Title

Address for Notices:	40 King Street West 62nd Floor Toronto Ontario Canada M5H 1H1

Facsimile No.:	(416) 866 2009

Attention:	Michael K. Eddy, Director

Electronic Mail:	michael_eddy@scotiacapital.com

5

Tranche A Commitment Amount U.S.$30,000,000

WESTLB AG, TORONTO BRANCH by:	)
	)	/s/ Alik A. Kassner
Signature
Alik A. Kassner
Name Printed
Principal Officer
Title:

/s/ Kenneth Chan
Signature
Kenneth Chan
Name Printed
Director, Credits America
Title:

Address for Notices:	Suite 2301 P.O. Box 41 Royal Bank Plaza, North Tower 200 Bay Street Toronto Ontario Canada M5J 2J1

Facsimile No.:	(416) 216 5020

Attention:	Dario Murkovic

Electronic Mail:	dario_murkovic@westlb.com

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The Facility Agent

ABN AMRO BANK N.V., CANADA	)
BRANCH by:	)	/s/ Allen R. Broyles
Signature
Allen R. Broyles
Name Printed
First Vice President
Title

/s/ Yolanda Meza
Signature
Yolanda Meza
Name Printed
Vice President
Title

Address for Notices:	79 Wellington Street West TD Waterhouse Tower, 15th Floor Toronto, Ontario Canada M5K 1G8

Facsimile No.:	(416) 367 7939

Attention:	Michael Quinn

Electronic Mail:	michael.quinn@abnamro.com

7